Exhibit 2

Annual and Special Meeting of Shareholders

Notice of Meeting and Management Information Circular

Thursday, May 9, 2013

Dated March 20, 2013

Dear Denison Shareholder,

On behalf of the Board of Directors, I would like to invite you to attend Denison’s annual and special meeting of shareholders on Thursday, May 9, 2013 at The Sheraton Centre Toronto Hotel. In addition to the business of the meeting set out in the attached Management Information Circular, we will report on Denison’s performance in 2012 and our plans for the future of Denison. You will also have an opportunity to meet with and ask questions of management and the Board of Directors.

It is important to vote your shares. The attached Management Information Circular contains important information about the meeting, how you can vote, the nominated directors, governance of the Corporation and the compensation of Denison’s executives and directors. It also includes information about amendments to Denison’s by-laws and to its share option plan.

What’s Inside

Notice of Annual Meeting

Management Information Circular	1
Business of the Meeting	4
• Receiving the Consolidated Financial Statements • The Election of Directors • The Reappointment of the Auditor • Advance Notice By-Law Amendment • Stock Option Plan Amendments
Additional Information about the Stock Option Plan	15
Denison’s Corporate Governance Practices	18
Director Compensation	26
Executive Compensation	31
Additional Information	47
Appendices:
• Amendment to By-Law No.1	A
• Amended Stock Option Plan	B
• Board of Director’s Mandate	C

Last year was an exciting one for Denison as the Company was transformed from a uranium producer to a focused exploration and development company with some of the best prospects in the industry. Denison’s objective of building one of the strongest strategic portfolios of uranium deposits and properties in the Athabasca Basin has gained momentum. We look forward to sharing our plans with you at the meeting.

The Board of Directors and I thank you for your continued support and interest in Denison.

Sincerely,

Ron F. Hochstein

President and Chief Executive Officer

Denison Mines Corp.

March 20, 2013

Toronto

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

You are invited to Denison’s Annual and Special Meeting of Shareholders.

When	Where
Thursday, May 9, 2013 4:00 p.m. Reception 4:30 p.m. Meeting	The Sheraton Centre Toronto Hotel 123 Queen Street West Toronto, Ontario M5H 2M9

The purpose of the Meeting is:

(a)	to receive the consolidated financial statements of Denison Mines Corp. for the year ended December 31, 2012, along with the auditor’s report on the statements;

(b)	to elect eight directors to the Board for the upcoming year;

(c)	to reappoint the auditor for the upcoming year and to authorize the directors to fix the remuneration of the auditor;

(d)	to confirm an amendment to the Company’s by-laws to add an advance notice requirement for nominations of directors by shareholders in certain circumstances;

(e)	to approve certain amendments to the Company’s share option plan; and

(f)	to transact such other business as may properly come before the Meeting.

Your vote is important. If you held shares in Denison Mines Corp. on March 20, 2013, you are entitled to receive notice of and vote at this Meeting or any postponement or adjournment of it.

The attached Management Information Circular describes who can vote, how to vote and what the Meeting will cover. Your package may also include a copy of the 2012 Annual Report, including the audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2012 (if you requested a copy). This information is also available on Denison’s website at www.denisonmines.com, on SEDAR at www.sedar.com or by request to the Corporate Secretary of the Company at 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2.

If you are not able to attend the Meeting, please vote by using the enclosed proxy form and returning it to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Canada, M5J 2Y1. Your proxy is due before 4:30 p.m. (Eastern Time) on May 7, 2013.

Yours truly,

Ron F. Hochstein

President and Chief Executive Officer

Dated March 20, 2013

MANAGEMENT INFORMATION CIRCULAR

About this Circular

You have received this Circular because you owned shares of Denison Mines Corp. on March 20, 2013, the record date. As a Shareholder, you have the right to attend the Annual and Special Meeting of Shareholders on May 9, 2013 and to vote your Shares in person or by proxy.

Management is soliciting your proxy for the 2013 Annual and Special Meeting of Shareholders. Management’s solicitation is being made primarily by mail, at Denison’s expense. Proxies may also be solicited personally or by telephone by directors, officers and employees of the Company.

The Board of Directors has approved the contents of this document and has directed management to send it to you. The information in the Circular is given as of March 20, 2013 unless otherwise noted.

In this Circular, Denison or the Company means Denison Mines Corp., Shareholders means holders of Denison’s common shares and Shares means Denison’s common shares.

This Circular provides the information that you need to vote at the Meeting.

•	If you are a registered holder of Shares, we have enclosed a proxy form that you can use if you choose not to vote at the Meeting.

•	If your Shares are held by a nominee, you may receive either a proxy form or voting instruction form and should follow the instructions provided by the nominee.

All amounts stated in this Circular are in United States dollars, unless otherwise indicated. References to “Cdn$” mean Canadian dollars.

Voting Your Denison Shares

This Circular and related Meeting materials are being sent to both registered and non-registered Shareholders.

Registered Shareholders

If you were a registered Shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your Shares at the Meeting, as described below under “Voting by Proxy”.

Non-Registered Shareholders

Your Shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution. If your Shares are registered in the name of a nominee, you are a non-registered Shareholder. Your nominee is entitled to vote the Shares held by it on the record date. Your nominee is required to seek your instructions as to how to vote your Shares. You may vote your Shares through your nominee or in person.

To vote your Shares through your nominee, you should follow the instructions of your nominee with respect to the procedures to be followed for voting. Generally, nominees will provide non-registered Shareholders with either: (a) a voting instruction form for completion and execution by you, or (b) a proxy form, executed by the nominee and restricted to the number of Shares owned by you, but otherwise uncompleted. These procedures are to permit non-registered Shareholders to direct the voting of the Shares that they beneficially own.

If you are a non-registered Shareholder and would like to vote your Shares in person at the Meeting, you should take the following steps:

1.	appoint yourself as the proxyholder by writing your own name in the space provided on the voting instruction form or proxy form, and

2.	follow the nominee’s instructions for return of the executed form or other method of response.

Do not otherwise complete the form. Your vote, or your designate’s vote, will be taken at the Meeting.

Voting by Proxy

If you will not be at the Meeting or do not wish to vote in person, we still encourage you to vote by using the enclosed proxy form. A proxy must be in writing and must be executed by you or by your attorney authorized in writing, unless you have chosen to complete your proxy by telephone or the Internet, as described on the enclosed proxy form.

Your Proxy Vote and Appointing a Proxyholder

On the proxy form, you can indicate how you want to vote your Shares, or you can let your proxyholder decide for you.

All Shares represented by properly completed proxies received at the Toronto office of Computershare Investor Services Inc. by 4:30 p.m. (Eastern time) on May 7, 2013 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting will be voted or withheld from voting at the Meeting. Proxies should be delivered to:

Computershare Investor Services Inc.

Toronto Office, Proxy Department

100 University Avenue

9th Floor

Toronto, Ontario,

Canada M5J 2Y1

For more information on how to vote, Shareholders may contact Computershare by telephone at 1-800-564-6253 or by e-mail to service@computershare.com.

If you give directions on how to vote your Shares, your proxyholder must vote (or withhold from voting) your Shares according to your instructions, including on any ballot votes that take place at the Meeting. If you have not specified how to vote on a particular matter, then your proxyholder can vote your Shares as he or she sees fit. Your proxy authorizes the proxyholder to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting.

2013 DENISON MANAGEMENT INFORMATION CIRCULAR

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your Shares. You may choose anyone to be your proxyholder, including someone who is not a Shareholder of Denison. Simply fill in the name in the blank space provided on the enclosed proxy form. If you leave the space in the proxy form blank, the persons designated in the form, who are officers of Denison, are appointed to act as your proxyholder. If you have not specified whether or how to vote on a particular matter and the persons designated in the form are appointed as your proxyholder, your Shares will be voted as follows:

•	FOR the election as directors of all nominees listed in this Circular;

•	FOR the reappointment of PricewaterhouseCoopers LLP as independent auditor until the next Annual Meeting of Shareholders and the authorization of the Board of Directors to fix its remuneration;

•	FOR the confirmation of the amendment to the Company’s by-laws to add an advance notice requirement for nominations of directors by shareholders in certain circumstances as detailed in this Circular; and

•	FOR the amendments to the Company’s share option plan as detailed in this Circular.

Revoking Your Proxy

A registered Shareholder who has given a proxy may revoke it by delivering a written notice, stating that you want to revoke your proxy to: The Corporate Secretary, Denison Mines Corp., Atrium on Bay, Suite 402, 595 Bay St., Toronto, Ontario, Canada, M5G 2C2 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or by attending the Meeting and notifying the Chair of the Meeting prior to the commencement of the Meeting that you have revoked your proxy. A registered Shareholder may also revoke its proxy by completing and signing a proxy bearing a later date and depositing it with Computershare, provided it is received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.

The notice can be from you or your attorney, if he or she has your written authorization. If the Shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

Additional Matters Presented at the Annual General Meeting

The enclosed proxy form or voting instruction form confers discretionary authority upon the persons named as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

If you sign and return the proxy form and any matter is presented at the Meeting in addition, as an amendment or a variation to the matters described in the Notice of Meeting, the Denison officers named as proxies will vote in their best judgment. When this Circular went to press, Denison’s management was not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting or any amendments or variations to the matters described in the Notice. No director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of the auditor.

2013 DENISON MANAGEMENT INFORMATION CIRCULAR

Voting Securities

Denison’s Shares are the only shares issued by the Company. On March 20, 2013, the record date for the Meeting, the Company had 396,781,394 Shares issued and outstanding, and all of these Shares are entitled to be voted at the meeting. Each Share entitles the holder to one vote on all matters at the Meeting.

In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company prepared a list of Shareholders on the record date of March 20, 2013. Each Shareholder named on the list will be entitled to vote the Shares shown opposite his or her name on the list at the Meeting.

Principal Holders of Shares

To the knowledge of Denison’s directors and executive officers, the only person or company who beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of Denison’s Shares on March 20, 2013 was:

Name	Number of Shares	Percentage of Outstanding Shares on the Record Date
Korea Electric Power Corporation (“KEPCO”) through KEPCO Canada Uranium Investment Limited Partnership	58,000,000	14.62%

This information was obtained from publicly disclosed information and has not been independently verified by the Company.

Business of the Meeting

The purpose of the Meeting is:

(a)	to receive the Company’s consolidated financial statements for the year ended December 31, 2012, along with the auditor’s report on the statements;

(b)	to elect eight directors to the Board for the upcoming year;

(c)	to reappoint the auditor for the upcoming year and to authorize the directors to fix the remuneration of the auditor;

(d)	to confirm an amendment to the Company’s by-laws to add an advance notice requirement for nominations of directors by Shareholders in certain circumstances;

(e)	to authorize and approve certain amendments to the Company’s share option plan; and

(f)	to transact such other business as may properly come before the Meeting.

In this Circular, the Board means the Board of Directors of Denison Mines Corp.

Receiving the Consolidated Financial Statements

The consolidated financial statements of the Company for the fiscal year ended December 31, 2012 are included in Denison’s 2012 Annual Report, which has been mailed to the Company’s registered Shareholders and to non-registered Shareholders who requested it or is available on the Company’s website at www.denisonmines.com. Management will discuss Denison’s consolidated financial results at the Meeting, and Shareholders and proxyholders will be given an opportunity to discuss these results with management. No vote of Shareholders is required with respect to this item of business.

2013 DENISON MANAGEMENT INFORMATION CIRCULAR

The 2012 Annual Report is available on Denison’s website at www.denisonmines.com, on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov/edgar.shtml.

The Election of Directors

At its meeting on March 7, 2013, the Board decided that eight directors are to be elected at the Meeting. Denison’s articles provide for a minimum of three and a maximum of ten directors on the Board.

All of the proposed nominees are currently directors of Denison and have been directors since the dates indicated below. Each of the nominated directors is eligible to serve as a director and has expressed his or her willingness to do so. Directors who are elected will serve until the end of the next annual meeting or until a successor is elected or appointed.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the election of the proposed nominees. If any proposed nominee is unable to serve as a director or withdraws his or her name, the named proxyholders reserve the right to nominate and vote for another individual in their discretion.

Denison’s Board recognizes that the quality of its directors is an important factor in the overall success of the Company. Denison is committed to ensuring that its Board is composed of members who have the competencies, capabilities and diversity required to understand Denison’s business, along with the integrity and motivation required to properly discharge their fiduciary duties in the long term best interests of the Company and all of its Shareholders.

When considering the Board as a whole and assessing directors’ candidacy for the Board, the Corporate Governance and Nominating Committee follows its established guidelines for the Board’s composition and seeks directors that have some or all of the following attributes:

•	Financial accreditation and/or financial literacy

•	Sound business experience and expertise

•	Corporate governance experience

•	Industry specific experience and knowledge, such as mining, environment and safety and occupational health

•	Experience in government relations, corporate operations and regulatory issues

•	Financing and merger/acquisition experience

•	Strong reputation within the financial and business communities

•	Strong board skills, such as integrity, networking abilities, interpersonal skills, ability to think strategically and act independently

•	Independence, as such term is defined by the Canadian Securities Administrators

As further discussed below, on March 7, 2013 the Board approved certain amendments to the Company’s Amended and Restated By-Law No. 1 to add an advance notice requirement for nominations of directors by Shareholders in certain circumstances. The Company did not receive notice of any director nominations in connection with this year’s Meeting within the time periods prescribed by the Amended and Restated By-Law No. 1 taking into consideration the proposed amendments. Accordingly, at the Meeting the only persons eligible to be nominated for election to the Board are the below nominees.

2013 DENISON MANAGEMENT INFORMATION CIRCULAR

When determining nominees for election, the Board also considers its strategic relationship with its largest shareholder, KEPCO. Denison and KEPCO have entered into a strategic relationship agreement, under which the Board must nominate one person designated by KEPCO for election as a director at any Shareholder meeting where directors are to be elected, so long as KEPCO holds over 5% of the outstanding Shares. KEPCO has designated Mr. Cheong as its nominee.

The table below sets out information about each nominated director as of March 20, 2013, including their background and experience, main areas of expertise, other boards of which they are members and their equity holdings in the Company. Each director has provided the information about the Shares that he or she owns or over which he or she exercises control or direction.

The Board has adopted a Share ownership requirement. In 2012, non-employee directors must have owned Shares with a cost equal to twice the value of their annual director retainers. The Board exempted nominees of KEPCO from this requirement.

Profiles of the Nominated Directors

Eun Ho Cheong, 53 Seoul, Korea Shares: Nil Value of Share holdings: Cdn$Nil Options: 50,000

Eun Ho Cheong is currently the Vice President of the Overseas Resources Development Dept., KEPCO, an international electric power company head quartered in Korea. Prior to this appointment, Mr. Cheong served as General Manager, Asia Project Development at KEPCO starting in 2008. Mr. Cheong has been with the KEPCO Group for 14 years. Mr. Cheong holds a degree in International Economics and an M.B.A. from Seoul National University, Korea.

Areas of Expertise: Finance, Management, Government Relationship, Energy, International Business, Operations

Denison Board Details:

•     Director since March 7, 2013

•     Not independent

•     Exempted from Share ownership requirement as a nominee of KEPCO

2013 DENISON MANAGEMENT INFORMATION CIRCULAR

John Craig is a partner at a leading Canadian law firm, practicing in securities law with a focus on equity financings both for underwriters and issuers with an emphasis on resource companies, TSX listings, dealings with the TSX and Ontario Securities Commission for listed public companies, takeovers and issuer bids and going private transactions. His mergers and acquisitions experience involves mergers of public companies, both listed and unlisted and acquisitions of listed companies by unlisted and private concerns. Mr. Craig is also involved with international resources in negotiation and drafting of mining, oil and gas concession agreements, joint venture agreements, operating agreements and farm-in agreements in a variety of countries. Mr. Craig received his B.A. and LL.B. from the University of Western Ontario and was admitted to the Ontario Bar in 1973.

Mr. Craig is also a director of Africa Oil Corp. (TSX-V), BlackPearl Resources Inc. (TSX), Consolidated HCI Holdings Corp. (TSX), Corsa Coal Corp. (TSX-V), Etrion Corporation (TSX), Lundin Mining Corporation (TSX) and Sirocco Mining Inc. (TSX).

John H. Craig, 65 Toronto, ON Canada	Areas of Expertise: Finance, Law, International Business, Mining and Exploration, Corporate Governance, Compensation
Shares: 83,000 Value of Share holdings: Cdn$118,690[2] Options: 187,500

Denison Board Details:

•     Director since May 9, 1997

•     Lead Director since May 6, 2010

•     Independent

•     Complies with Share ownership requirement

•     Member of the Corporate Governance and Nominating Committee

Robert Dengler is currently engaged as a Corporate Director. In 2006, Mr. Dengler retired from his position as Non-Executive Vice-Chairman of Dynatec Corporation. Until January 2005, Mr. Dengler served as President and Chief Executive Officer of Dynatec Corporation, a position which he held for 25 years. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. Mr. Dengler has more than 40 years of management experience. Mr. Dengler obtained his B.Sc. from Queen’s University in 1964.

Mr. Dengler is also a director of IAMGOLD Corporation (TSX) and Energy Fuels Inc. (TSX).

Areas of Expertise: Finance, International Business, Mining and Exploration, Compensation, Operations

W. Robert Dengler, 72 Aurora, ON Canada Shares: 179,040 Value of Share holdings: Cdn$256,027[2] Options: 331,500

Denison Board Details:

•     Director since December 1, 2006. Served as a director of a predecessor of Denison since 2004

•     Independent

•     Complies with Share ownership requirement

•     Chair and member of the Compensation Committee

•     Chair and member of the Environment, Health and Safety Committee

2013 DENISON MANAGEMENT INFORMATION CIRCULAR

Brian Edgar is currently the Chairman of Silver Bull Resources Inc., a mineral exploration company listed on both the NYSE MKT and the TSX. He also serves as President and Chief Executive Officer of Dome Ventures Corporation, a wholly-owned subsidiary of Silver Bull. Prior to joining Silver Bull in 2012, Mr. Edgar worked as a director at Rand Edgar Capital Corp. (now Rand Edgar Investment Corp.), a private investment company established in 1992 by Messrs. Rand and Edgar. Mr. Edgar is a lawyer who practiced corporate and securities law for 16 years.

Mr. Edgar[1] is also a director of BlackPearl Resources Inc. (TSX), Lucara Diamond Corp. (TSX), Lundin Mining Corporation (TSX), ShaMaran Petroleum Corp. (TSX-V) and Silver Bull Resources Inc. (Chairman) (NYSE MKT, TSX).

Brian D. Edgar, 63 Vancouver, BC Canada Shares: 70,000 Value of Share holdings: Cdn$100,100[2] Options: 187,500

Areas of Expertise: Finance, International Business, Mining and Exploration, Law, Corporate Governance, Compensation

Denison Board Details:

•     Director since March 22, 2005

•     Independent

•     Complies with Share ownership requirement

•     Chair and member of the Corporate Governance and Nominating Committee

•     Member of the Audit Committee

Ron Hochstein was appointed President and Chief Executive Officer of the Company in 2009, after having served as its President and Chief Operating Officer since 2006 when International Uranium Corporation (“IUC”) and Denison Mines Inc. (“DMI”) combined to form the Company. Before then, Mr. Hochstein served as President and Chief Executive Officer of IUC. Mr. Hochstein joined the Company in October 1999 as Vice-President, Corporate Development and later served as Vice-President and Chief Operating Officer, prior to his appointment as President and Chief Executive Officer in April 2000. Prior to joining the Company, Mr. Hochstein was a Project Manager with Simons Mining Group and was with Noranda Minerals as a metallurgical engineer. Mr. Hochstein is a Professional Engineer and holds an M.B.A. from the University of British Columbia and a B.Sc. from the University of Alberta.

Mr. Hochstein is also a director of Energy Fuels Inc. (TSX), Fortress Minerals Corp. (Chairman) (NEX), Great West Minerals Group Ltd. (TSX-V), International Enexco Ltd. (TSX-V), Sirocco Mining Inc. (TSX) and Virginia Energy Inc. (TSX-V).

Ron F. Hochstein, 51 Coquitlam, BC Canada Shares: 938,000 Value of Share holdings: Cdn$1,341,340[2] Options: 1,163,475

Areas of Expertise: Finance, Management, International Business, Mining and Exploration, Operations, Compensation

Denison Board Details:

•     Director since April 6, 2000

•     Not independent

•     Share ownership requirement does not apply

•     Member of the Environment, Health and Safety Committee

2013 DENISON MANAGEMENT INFORMATION CIRCULAR

Lukas Lundin has served as Chairman of the Board since March 23, 1998, except from June 2009 to February 2010. Mr. Lundin served as Interim Chief Executive Officer of the Company for two months in 2009 until Mr. Hochstein’s appointment to that position. Mr. Lundin was educated at the École Internationale de Genève in Switzerland. In 1981, Mr. Lundin graduated from the New Mexico Institute of Mining and Technology (engineering). Mr. Lundin headed International Petroleum Corporation’s international operations and was based in the Company’s technical office in Dubai, U.A.E. for over 12 years. From 1990 to June 1995, Mr. Lundin was President of International Musto Exploration Limited and was responsible for Musto’s acquisition of the Bajo de la Alumbrera deposit. Mr. Lundin was also responsible for Argentina Gold Corp. and the discovery of the multi-million ounce Veladero gold deposit.

Lukas H. Lundin, 54 Vaud, Switzerland Shares: 1,050,000 Value of Share holdings: Cdn$1,501,500[2] Options: 225,000

Mr. Lundin is also a director of Fortress Minerals Corp. (NEX), Lucara Diamond Corp. (Chairman) (TSX), Lundin Mining Corporation (Chairman) (TSX), Lundin Petroleum AB (OMX), NGEx Resources Inc. (Chairman) (TSX), Sirocco Mining Inc. (Chairman) (TSX), and Vostok Nafta Investment Ltd. (Chairman) (OMX).

Areas of Expertise: Finance, Management, Operations, Mining and Exploration, International Business, Compensation

Denison Board Details:

•     Director since May 9, 1997

•     Chairman of the Board

•     Not independent

•     Complies with Share ownership requirement

William Rand is a Director of Rand Edgar Investment Corp., a private investment company which invests in early stage venture capital companies. Mr. Rand practiced corporate/securities law for nearly 25 years before retiring from the practice of law in 1992 to establish Rand Edgar Capital Corp. (succeeded by Rand Edgar Investment Corp.). Mr. Rand received a Bachelor of Commerce degree (Honours Economics) from McGill University, a law degree from Dalhousie University and a Master of Laws degree in international law from the London School of Economics and a Doctor of Laws honoris causa from Dalhousie University.

Mr. Rand[1] is also a director of Lundin Mining Corporation (TSX), Lundin Petroleum AB (OMX), New West Energy Services Inc. (TSX-V), NGEx Resources Inc. (TSX) and Vostok Nafta Investment Ltd. (OMX).

William A. Rand, 70 Vancouver, BC Canada Shares: 105,000 Value of Share holdings: Cdn$150,150[2] Options: 187,500

Areas of Expertise: Finance, Management, International Business, Compensation, Law

Denison Board Details:

•     Director since May 9, 1997

•     Independent

•     Complies with Share ownership requirement

•     Member of the Audit Committee

•     Member of the Compensation Committee

2013 DENISON MANAGEMENT INFORMATION CIRCULAR

Catherine Stefan is currently President of Stefan & Associates, a consulting firm. Ms. Stefan served as Chief Operating Officer of O&Y Properties Inc. from 1996 to 1998. From 1999 until 2008, Ms. Stefan was Managing Partner of Tivona Capital Corporation, a private investment firm. Ms. Stefan obtained her Bachelor of Commerce degree from the University of Toronto in 1973. Ms. Stefan is a Chartered Accountant with 30 years of business experience, primarily in senior management of public companies in the real estate sector.

Ms. Stefan also serves as an officer of the Golf Association of Ontario, York District.

Areas of Expertise: Management, Finance, International Business, Compensation, Law

Catherine Stefan, 60 Toronto, ON Canada Shares: 80,280 Value of Share holdings: Cdn$114,800[2] Options: 318,020

Denison Board Details:

•     Director since December 1, 2006. Served as a director of a predecessor of Denison since 2004

•     Independent

•     Complies with Share ownership requirement

•     Chair and member of the Audit Committee

•     Member of the Corporate Governance and Nominating Committee

•     Sole director on the Company’s SOX Steering Committee

Notes to Profiles of the Nominated Directors:

1.	Messrs. Edgar and Rand were directors of New West Energy Services Inc. (TSX-V), when a cease trade order was issued against that company by the British Columbia Securities Commission on September 5, 2006 for failure to file its financial statements within the prescribed time. The default was rectified and the order was rescinded on November 9, 2006. Mr. Edgar resigned in August 2009.

2.	The value of Share holdings has been calculated based on the closing price of the Shares on the TSX of Cdn$1.43 on March 20, 2013.

3.	The Board has not adopted a retirement policy for directors.

In March 2013, the Board adopted a majority voting policy. Under this policy, if a nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” his or her election, the Corporate Governance and Nominating Committee of the Board will promptly consider whether to recommend to the Board that it request that this director tender his or her resignation. The Board must consider this recommendation within 60 days of the vote.

According to the policy, the affected director cannot participate in the deliberations of the Corporate Governance and Nominating Committee or the Board as to whether to request his or her resignation. The majority voting policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.

The Board has adopted the Majority Voting Policy in response to new requirements of the TSX and the desire to improve its governance and shareholder engagement.

2012 Attendance Record

At Denison, we believe that attendance at meetings is a critical ingredient to an engaged and effective Board. Personal attendance at Board and committee meetings is expected of all directors. Directors can participate by teleconference if they cannot attend in person, but they receive a reduced meeting fee for attendance by phone. The table below shows the number of Board and committee meetings each director attended in 2012.

At every Board and committee meeting including those held by teleconference, directors have an opportunity to meet in camera without management present. The independent directors also hold separate meetings as and when required, but at least once per year. In 2012, all five independent directors personally attended the annual meeting of independent directors.

2013 DENISON MANAGEMENT INFORMATION CIRCULAR

Name	Board		Audit Committee	Compensation Committee	Environment, Health & Safety Committee	Corporate Governance & Nominating Committee
Joo-Ok Chang	1 of 11	9%			0 of 3 0%
John H. Craig	11 of 11	100%				3 of 3	100%
W. Robert Dengler	8 of 11	73%		3 of 3 100%	3 of 3 100%
Brian D. Edgar	11 of 11	100%	3 of 5 60%			3 of 3	100%
Ron F. Hochstein[1]	10 of 10	100%			3 of 3 100%
Tae-Wan Kim	3 of 11	27%
Lukas H. Lundin	11 of 11	100%
William A. Rand	10 of 11	91%	5 of 5 100%	3 of 3 100%
Catherine J.G. Stefan	11 of 11	100%	5 of 5 100%			3 of 3	100%

Note to 2012 Attendance Record:

1.	Due to his position on the Board of Directors of JNR Resources Inc. and in accordance with the conflict of interest rules of the OBCA and the Company’s by-laws, Mr. Hochstein was excluded from attending the Board meeting where the acquisition of JNR was considered and approved.

Personal attendance at meetings by Messrs. Chang and Kim has been difficult given the travel involved. Both directors made efforts to attend meetings by teleconference, although the time change between Seoul and Toronto made participation difficult. When KEPCO’s shareholding percentage in the Company dropped below 15% at the end of 2012, KEPCO’s board representation right was reduced to one nominee. Consequently, Mr. Chang resigned from Denison’s Board on January 9, 2013. Mr. Kim resigned on March 7, 2013 and was replaced by Mr. Cheong who is a nominee for election to the Board.

Information about Denison’s Relationship with KEPCO

One of the nominees for election, Mr. Cheong, is employed by KEPCO. KEPCO is the primary utility in South Korea and an international supplier of nuclear reactors worldwide. KEPCO has its head office in Seoul, South Korea. Through its corporate holdings, KEPCO is a significant Shareholder of the Company. Denison and KEPCO entered into a strategic relationship agreement in 2009, which provides for a long-term collaborative business relationship. Under this agreement, the Board must nominate one person designated by KEPCO for election as directors at any Shareholder meeting where directors are to be elected, so long as KEPCO holds more than 5% of the outstanding Shares.

The agreement also provides KEPCO a right of first offer if Denison intends to sell any of its substantial assets and gives KEPCO with a right to participate in certain purchases of substantial assets which Denison proposes to acquire. The agreement also gives KEPCO the right to participate in future offerings of Shares of a certain size in order to preserve its interest in the Company.

The Reappointment of the Auditor

PricewaterhouseCoopers LLP (“PwC”) has been the Company’s independent auditor since 1997. You may either vote for reappointing PwC as Denison’s auditor to hold office until the end of the next annual meeting and authorizing the directors to fix its remuneration or you can withhold your vote. Unless otherwise instructed, the named proxyholders will vote FOR reappointing PwC and authorizing the directors to fix PwC’s remuneration.

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As part of the Company’s corporate governance practices, the Audit Committee pre-approves all of the services performed by PwC to ensure that the independence of the Company’s auditor is not compromised through engaging it for other services. All services provided by the Company’s auditor are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by Denison’s auditor comply with professional standards and securities regulations governing auditor independence.

The table below shows the fees that Denison paid to PwC for its services in 2012 and 2011. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average annual exchange rate of: $0.9997 for 2012 and $0.9891 for 2011.

Financial Year Ending	Audit Fees[1]	Audit Related Fees [2]	Tax Fees [3]	All Other Fees[4]
December 31, 2011	$540,952	$178,346	$37,516	$53,079
December 31, 2012	$420,851	$133,564	Nil	$304,796

Notes to auditor’s fees:

1.	The aggregate fees billed for audit services.
2.	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements and internal controls over financial reporting.
3.	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax returns.
4.	The aggregate fees billed for professional services other than those listed in the other three columns. For 2011, “All Other Fees” relates to the Company’s equity financing during the year. For 2012, “All Other Fees” relates to the audit of the Company’s U.S. Mining Division and consents provided in connection with the sale of that business in June 2012.

Advance Notice By-Law Amendment

Shareholders will also be asked at the Meeting to consider, and if thought advisable, pass a resolution confirming an amendment to the Company’s current by-law. The Company’s current by-law, the Amended and Restated By-Law No. 1 (the “By-Law”), was originally passed by the Board of IUC (now Denison) on December 19, 2005 and confirmed by Shareholders on February 2, 2006.

On March 7, 2013, the Board approved certain amendments to the Company’s By-Law (the “By-Law Amendment”). The By-Law Amendment sets a deadline by which Shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of Shareholders where directors are to be elected. The By-Law Amendment also sets out the information that a Shareholder must include about a nominee in order for the notice to be valid. The By-Law Amendment does not impact a Shareholder’s ability to requisition a meeting or to make a Shareholder proposal under the OBCA.

The By-Law Amendment is important for the Company and for Shareholders for a number of reasons:

•	The By-Law Amendment will provide the Company with adequate prior notice of director nominations.

•	The By-Law Amendment will ensure the Company has sufficient information about nominees. This way, the Company will be in a better position to evaluate a proposed nominee’s qualifications and suitability to serve as a director of the Company.

•	The By-Law Amendment will also facilitate an orderly and efficient meeting process.

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An ordinary resolution is a resolution passed by at least a majority of the votes cast by Shareholder who voted in respect of the resolution at the Meeting.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass an ordinary resolution confirming the By-Law Amendment (the “By-Law Resolution”). The text of the By-Law Resolution to be submitted to Shareholders at the Meeting is set forth below:

“BE IT RESOLVED THAT:

1.	the amendment to the Amended and Restated By-Law No. 1 of the Company, all as approved by the Board on March 7, 2013, is hereby confirmed without amendment;

2.	any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company, whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion as may be necessary or desirable for the purpose of giving effect to this resolution.”

According to the OBCA, the By-Law Amendment will cease to be effective unless confirmed by a resolution passed by a simple majority of the votes cast by Shareholders at the Meeting. The full text of the By-Law Amendment can be found in Appendix A.

The Board and management consider that the By-Law Amendment is in the best interest of the Company and recommend that Shareholders vote FOR the approval of the resolution. To be effective, the By-Law Resolution must be approved by not less than a majority of the votes cast by the holders of Shares present in person, or represented by proxy, at the Meeting. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the By-Law Resolution.

The Stock Option Plan Amendments

Denison has implemented a share option plan (the “Stock Option Plan” or the “Plan”) under which a maximum of 20,000,000 Shares have been authorized for issuance. The Plan was first implemented in 1997, and was amended and updated (after shareholder and regulatory approval was obtained) in 2006.

The purpose of the Stock Option Plan is to attract, retain and motivate the Company’s directors, officers, key employees and consultants and to align their interests with those of the Company and its Shareholders. The Compensation Committee administers grants under the Stock Option Plan. All grants are subject to the approval of the Board.

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On March 7, 2013, the Board approved amendments to the Stock Option Plan, subject to shareholder and TSX approval. The amendments (the “Stock Option Plan Amendments”) and the rationale for each are:

Stock Option Plan Amendments	Rationale for the Change
1. Section 4.1:
Amend to increase the number of Shares issuable under the Plan from 20,000,000 to 39,670,000, being approximately 10% of the issued and outstanding Shares on March 20, 2013.	This increase is consistent with the guidance of the TSX on share compensation arrangements and provides the Company with sufficient room under the Stock Option Plan to provide adequate incentives to its directors, officers, employees and consultants.
2. Section 7.1:

Amend to decrease the number of days an option expires and terminates following the date upon which an optionee ceases to be consultant of the Company or of any subsidiary of the Company from 12 months to 30 days.

This change will bring the expiration of consultant options in line with that of employee options.

3. A new provision under Article 7:

Add a clause which provides that, in the event an officer or a part time or full time employee of the Company or of any subsidiary of the Company is terminated for “cause”, an option shall expire and terminate immediately on the date upon which the optionee is terminated.

This change is consistent with many Canadian issuers’ stock option plans. In the Company’s view, it is not an appropriate use of options to compensate employees who have fundamentally breached their employment contracts and, therefore, the option rights of these terminated employees should extinguish immediately.

4. A new provision under Article 7:

Add a clause which provides that, if an option expires during a period in which trading Shares is restricted due to a corporate black-out or within ten days of the end of a black-out period, then the expiry date of the option will be automatically extended to the tenth trading date after the black-out period is lifted. This clause does not apply if an employee is terminated for “cause”.

As part of the Company’s corporate governance practices, the Company self-imposes trading restrictions from time to time, known as a black-out periods, preventing directors, officers, employees and consultants from trading Shares. This amendment will allow directors, officers, employees and consultants an opportunity to exercise options which would otherwise expire during a black-out period.

The Board of Directors also approved certain minor amendments to the Plan of a “housekeeping nature”.

All other provisions of the Plan will remain in full force and effect. The full Stock Option Plan as amended can be found in Appendix B.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to authorize and approve the Stock Option Plan Amendments by ordinary resolution (the “Stock Option Plan Amendment Resolution”). The text of the Stock Option Plan Amendment Resolution to be submitted to Shareholders at the Meeting is set forth below:

“BE IT RESOLVED as an ordinary resolution of the Company that:

1.	the Company’s Stock Option Plan, with such amendments as are set out in the Stock Option Plan attached as Appendix B to this Circular, be and is hereby authorized and approved;

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2.	the maximum number of common shares issuable upon the exercise of options be increased by 19,670,000, from 20,000,000 to 39,670,000 be and is hereby authorized and approved;

3.	the amendments to Article 7, the termination provision of the Stock Option Plan, be and are hereby authorized and approved; and

4.	any director or officer of the Company be, and such director or officer of the Company hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of the Company, to do or to cause to be done all such other acts and things in the opinion of such director or officer of the Company as may be necessary or desirable in order to fulfill the intent of this foregoing resolution.”

The Board and management consider that the Stock Option Plan Amendments are in the best interest of the Company and recommend that Shareholders vote FOR the approval of the Stock Option Plan Amendment Resolution. To be effective, the Stock Option Plan Amendment Resolution must be approved by not less than a majority of the votes cast by the holders of Shares present in person, or represented by proxy, at the Meeting. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by Denison’s management will be voted FOR the Stock Option Plan Amendment Resolution.

Additional Information about the Stock Option Plan

Below are the key provisions of Denison’s Stock Option Plan:

•	A maximum of 20,000,000 Shares are currently authorized for issuance under the Plan. However, the Stock Option Plan Amendments will increase the number of Shares issuable under the Plan from 20,000,000 to 39,670,000, being approximately 10% of the issued and outstanding Shares on March 20, 2013.

•	Denison’s directors, officers, employees and consultants of the Company or a subsidiary of the Company or any employee of a management company providing services to the Company or a subsidiary of the Company are eligible to participate under the Stock Option Plan.

•	Options cannot have a term of over ten years; however, since 2011, the Board has adopted a practice of granting options with five year terms, with vesting in two equal parts on the first anniversary and the second anniversary from the grant date. The Compensation Committee takes into account previous grants when it considers new grants of options.

•	Grants are typically done annually for all eligible employees. The Board fixes the exercise price of an option at the time of the grant at the TSX closing price of Shares on the trading day immediately before the date of the grant, and the exercise price cannot be lower than this price.

•	If a director, officer or an employee leaves the Company, all of their options will expire 30 days after they cease to be a director or an employee. In certain cases, individual employment agreements may vary vesting rights and expiry periods upon a change of control. See “Compensation on Termination” starting on page 45 for more information. The Stock Option Plan currently provides that options granted to a consultant will terminate 12 months after the consultant agreement terminates. However, the Stock Option Plan Amendments will decrease this to 30 days. The Stock Option Plan Amendments will also extend the expiry period for options of directors, officers, employees and consultants if the options would otherwise expire during a period of time when trading Shares is restricted.

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•	The Stock Option Plan does not provide for a restriction on the maximum number of securities issuable to any one person or company. However, no more than 10% of total Shares issued and outstanding can be reserved for issuance to insiders in a one-year period under the Stock Option Plan and any other security based compensation arrangement, and no more than 10% of total Shares issued and outstanding can be issued to all insiders in a one-year period under the Stock Option Plan and any other share compensation arrangement. Options cannot be transferred to another person.

•	The following kinds of changes require Shareholder approval under the terms of the Stock Option Plan:

•

any change to the number of Shares that can be issued under the plan, including increasing the fixed maximum number of Shares, or changing from a fixed maximum number to a fixed maximum percentage of Shares

•	any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders

•	the addition of any form of financial assistance or any amendment to a financial assistance provision which is more favourable to participants

•	the addition of a cashless exercise feature which does not provide for a full deduction of the number of underlying Shares from the plan reserve

•	the addition of a deferred or restricted share unit or any other provision which results in Shares being received while no consideration is received by Denison

•	discontinuance of the Stock Option Plan

•

any other amendments that could lead to a significant dilution of the Company’s outstanding Shares or may provide additional benefits to participants under the Stock Option Plan, especially insiders, at the expense of the Company and its existing Shareholders

•	No change to the Stock Option Plan can alter or affect the rights of an option holder in a negative way without his or her consent, except as described in the Stock Option Plan.

•	The Board has the power, subject to regulatory approval where required, to make a limited number of changes to the Stock Option Plan, including amendments of a house keeping nature, changes to the vesting provisions of an option, a change to the termination provisions of an option, provided that the extension does not go beyond the original expiry date of the option and add a cashless exercise feature that provides for a full deduction of Shares from the plan reserve.

The Company prohibits the giving of financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Stock Option Plan.

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The table below sets out the number and price of Shares to be issued under the Stock Option Plan at the end of 2012. On March 20, 2013, there were an aggregate of 8,564,195 options outstanding.

Plan Category	Number of Shares to be Issued upon Exercise of Outstanding Options (as at December 31, 2012) (a)		Weighted – Average Exercise Price of Outstanding Options (as at December 31, 2012) (b)		Number of Shares Remaining Available for Future Issuance Under Stock Option Plan (excluding Shares reflected in (a)) (as at December 31, 2012)[1]
Equity Compensation Plans Approved by Shareholders[2]	7,013,765	[3,4]	Cdn$	2.47	6,980,550
Equity Compensation Plans Not Approved by Shareholders	Nil			Nil	Nil

Notes:

1.	Based on 388,805,915 Shares outstanding on December 31, 2012. The aggregate number of Shares that may be issued pursuant to the Stock Option Plan, as amended, may not exceed 20,000,000. As at December 31, 2012, 13,019,450 options had been granted (less cancellations) since the Stock Option Plan’s inception in 1997.
2.	Reference is made to the disclosure regarding the Stock Option Plan in Note 20 in the Consolidated Financial Statements for the Year Ended December 31, 2012 which are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.
3.	In 2006, the Company assumed DMI’s Legacy Plan (defined below).
4.	This represents approximately 1.8% of the Shares outstanding on December 31, 2012.

DMI’s Legacy Plan

In 2006, DMI combined its business with IUC to form today’s Denison. As part of that business combination, the Company agreed to assume all of DMI’s obligations under its legacy stock option plan of DMI (the “DMI Legacy Plan”). As a result, DMI option holders received 2.88 Shares for each DMI option exercised according to its terms at the time of grant. This business combination also resulted in the automatic vesting of all DMI options outstanding on December 1, 2006. On December 1, 2006, an aggregate of 1,411,115 options were outstanding under the DMI Legacy Plan, which were restated as 4,064,011 Denison options. No further grants can be made under the DMI Legacy Plan.

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Denison’s Corporate Governance Practices

This section of the Circular describes Denison’s corporate governance practices with reference to the framework provided in National Policy 58-201—Corporate Governance Guidelines and National Instrument 58-101—Disclosure of Corporate Governance Practices (collectively, the “Governance Guidelines”) of the Canadian Securities Administrators.

Denison is a reporting issuer in all of the provinces of Canada and is classified as a foreign private issuer by the U.S. Securities and Exchange Commission. The Shares trade on the Toronto Stock Exchange (DML: TSX) and on NYSE MKT (DNN: NYSE MKT). As such, Denison adheres to Canadian corporate governance requirements and also complies with the requirements of NYSE MKT. The Corporate Governance and Nominating Committee closely monitors this regulatory environment and, where applicable, makes recommendations to the Board to modify the Company’s governance practices as needed.

Denison’s Code of Ethics & Whistleblower Policy

The Company is committed to conducting its business in compliance with the law and the highest ethical standards. The Company has adopted a written Code of Ethics which applies to directors, officers and all employees of the Company. The Code of Ethics sets out principles and standards for honest and ethical behavior at Denison and covers the following key areas:

•	compliance with applicable laws

•	conflicts of interest

•	insider trading

•	quality of disclosure and accountability

•	confidentiality and corporate opportunity

•	reporting illegal or unethical behavior

Directors, officers or employees who have concerns about violations of laws, rules or regulations, or of the Code of Ethics are to report them to the Corporate Secretary or to the Chair of the Audit Committee. Following receipt of any complaints, the Corporate Secretary of the Company or Chair of the Audit Committee, as the case may be, will investigate each matter so reported and report to the Audit Committee. The Audit Committee has primary authority and responsibility for monitoring compliance with and enforcing the Code of Ethics, subject to the supervision of the Board.

The Code of Ethics is available on the Company’s website at www.denisonmines.com or on SEDAR under the Company’s profile at www.sedar.com.

The Audit Committee has established a policy and procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters (the “Whistleblower Policy”), to encourage employees, officers and directors to raise concerns regarding accounting, internal controls or auditing matters, on a confidential basis free from discrimination, retaliation or harassment.

In support of the Whistleblower Policy, Denison has established a third party web-based reporting service so that any employee can report any issue or instance of misconduct easily and confidentially.

The Disclosure Policy

Denison has developed a Disclosure Policy as part of its ongoing commitment to full and fair financial disclosure and best practices in corporate reporting and governance. This policy outlines the internal control structures that Denison has established to effectively manage the dissemination of material information to the public and remain compliant with all applicable legal and business requirements. The Disclosure Policy is available on the Company’s website at www.denisonmines.com or on SEDAR under the Company’s profile at www.sedar.com.

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Shareholder Communications

The Board has put structures in place to ensure effective communication between the Company, its Shareholders and the public. The Company has established an investor relations procedure whereby most Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant Shareholder concerns are brought to the attention of management or the Board. Shareholders are informed of developments in the Company by the issuance of timely press releases which are concurrently posted to the Company’s website and filed on SEDAR.

The Board monitors the policies and procedures that are in place to provide for effective communication by the Company with its Shareholders and with the public generally, including effective means to enable Shareholders to communicate with senior management and the Board. The Board also monitors the policies and procedures that are in place to ensure a strong, cohesive, sustained and positive image of the Company with Shareholders, governments and the public generally.

Shareholders, employees or other interested parties may communicate directly with the Chairman of the Board, the Lead Director and other independent directors by writing to them at Denison’s Toronto office, at the following address:

Denison Mines Corp.

595 Bay Street

Suite 402

Toronto, ON

M5G 2C2

Envelopes should be marked “Confidential” and to the attention of the appropriate party.

The Board of Directors

Denison’s Board is currently comprised of eight directors. The size and composition of the Board reflects a breadth of backgrounds and experience that is important for effective governance and oversight of an international corporation in the mining industry. It is proposed that eight directors be elected at the Meeting, a majority of whom are independent.

Independence

The Board is responsible for determining whether or not each director is independent. This assessment is made in accordance with standards of the Canadian Securities Administrators in National Instrument 52-110 – Audit Committees (“NI 52-110”) and the Governance Guidelines. With the assistance of the Corporate Governance and Nominating Committee, the Board reviews each director’s independence annually and upon the appointment or election of a new director. The Board last considered this matter at its meeting on March 7, 2013. The following table sets out the Board’s determination and reasoning with respect to each nominee for election at the Meeting:

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Name	Independent	Not independent	Commentary on Independence
Eun Ho Cheong		x	Mr. Cheong is regarded as having an indirect material relationship which could reasonably be expected to interfere with his exercise of independent judgment, considering the Company’s strategic relationship with KEPCO, KEPCO’s significant shareholding in Denison and his position with KEPCO.

John H. Craig	x		Mr. Craig was determined to be independent under NI 52-110. However, he does not meet the additional independence requirements imposed on members of the Audit Committee due to the fact that the law firm of which he is a partner provides legal services from time to time to the Company.

W. Robert Dengler	x

Brian D. Edgar	x

Ron F. Hochstein		x	President and Chief Executive Officer of Denison

Lukas H. Lundin		x	As Chairman of the Board, Mr. Lundin is involved with the Company on capital raising and corporate development opportunities which could be regarded as having an indirect material relationship which could reasonably be expected to interfere with his exercise of independent judgment.

William A. Rand	x

Catherine J.G. Stefan	x

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of management for a number of reasons:

• The Board has a Lead Director	Mr. Craig has been appointed as the Lead Director by the Board upon the recommendation of the Corporate Governance and Nominating Committee to preside at the independent sessions and to perform such other duties as the Board may determine, like the responsibility for leading all Board meetings. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and assists in maintaining and enhancing the quality of the Company’s corporate governance. With his extensive experience in corporate governance matters, Mr. Craig is leading and managing the Board in a manner that ensures that it functions independently of management, in an effective and efficient manner.

• The Audit, Compensation and Corporate Governance and Nominating Committees are entirely independent.	Aside from the Environment, Health and Safety Committee, all of the Board’s standing committees are composed entirely of independent directors. The Board has considered the membership of Mr. Hochstein on the Environment, Health and Safety Committee and determined that his operational experience is a benefit to the committee and that his lack of independence does not interfere with that committee’s responsibilities or interfere with his judgment.

• The Board regularly meets without management.	The Board has an opportunity to meet in camera without management at every Board and committee meeting. In 2012, the independent directors met formally in person. Starting in 2013, the independent directors began to meet formally in person each quarter. Only independent directors attend the in camera sessions of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, as all of the members of these committees are independent.

• The Board, a committee or an individual director may engage an independent advisor.	Individual directors may, in appropriate circumstances and with the authorization of the applicable committee or the Chairman, engage independent advisors at the expense of the Company.

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The Role of the Board

The Board is responsible for overseeing the management of the business and affairs of Denison, with a view to the long-term best interests of the Company. The Board has adopted a formal mandate setting out the role and responsibilities of the Board (see Appendix C). In order to delineate the roles and responsibilities of the Chairman of the Board, the Lead Director and the President and Chief Executive Officer, the Board has also adopted written position descriptions for each of these positions.

In discharging its stewardship over the Company, the Board has undertaken the following specific duties and responsibilities:

•	satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and as to a culture of integrity throughout the Company;

•	approving, supervising and providing guidance to management on the Company’s strategic planning process;

•	identifying the principal risks of the Company’s business and ensuring management’s implementation and assessment of appropriate risk management systems;

•	ensuring that the Company has highly qualified management and adequate and effective succession plans for senior management;

•	overseeing the Company’s communications policy with its Shareholders and with the public generally; and

•	assessing directly and through its Audit Committee, the integrity of the Company’s internal control and management information systems.

Generally, operations in the ordinary course or that are not in the ordinary course and do not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management. Decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Company generally require prior approval of the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

The responsibilities of the Lead Director include presiding over Board meetings, assuming principal responsibility for the Board’s operation and functioning independent of management and ensuring that Board functions are effectively carried out.

The responsibilities and authorities of the Chair of each committee of the Board are set out in the mandate for each committee and in the Board’s mandate. Generally, the Chair of a committee leads and oversees the activities of the committee to ensure that it fulfills its mandate and operates independently of management.

The Role of the CEO

Denison’s Chief Executive Officer is appointed by the Board and, subject to the oversight of the Board, is responsible for the management of the Company’s business, providing leadership and vision, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.

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Each year, the CEO develops annual objectives which are reviewed by the Compensation Committee and then recommended to the Board for approval. The CEO is accountable to the Board and its committees, and the Compensation Committee conducts a formal review of his performance each year. The Board has also established limits of authority for the CEO. These are described in the Company’s delegation of authority policy, which was approved by the Board in 2008. The Board has also adopted a position description for the CEO.

Board Committees

To assist the Board with its responsibilities, the Board has established four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee (the “EHS Committee”). Each committee has a written mandate and reviews its mandate annually.

Each of the standing committees has responsibility in its area of expertise for identifying the principal risks in Denison’s business and monitoring management’s implementation and assessment of appropriate risk management systems.

The Audit Committee

The Audit Committee has three members:

•	Catherine Stefan (Chair)

•	Brian Edgar

•	William Rand

Members of the Audit Committee must be independent and financially literate for the purposes of NI 52-110 and the requirements of NYSE MKT. All three members are also considered by the Company to have financial expertise within the meaning of the Sarbanes Oxley Act of 2002. Mr. Edgar has a law degree and practiced for 16 years in corporate finance law. In addition, he has served as President and Chief Executive Officer of a public company since 2005 and served on public company boards and audit committees for over 30 years. Mr. Rand has a Bachelor of Commerce degree with a major in accounting and two law degrees, with extensive experience in corporate finance. Moreover, Mr. Rand has been actively involved as an audit committee member for many years on a number of public companies. Ms. Stefan is a Chartered Accountant with a Bachelor of Commerce degree. In addition, she has held the position of Senior Vice President of a public company. The Audit Committee meets a minimum of four times each year.

The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and all audits and external reviews of the financial statements of the Company, on behalf of the Board, and has general responsibility for oversight of internal controls, and accounting and auditing activities of the Company and its subsidiaries. The Audit Committee reviews, on a continuous basis, any reports prepared by the Company’s auditor relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems. The Audit Committee is also responsible for examining all financial information, including annual and quarterly financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same.

All auditing services and non-audit services to be provided to the Company by the Company’s auditor are pre-approved by the Audit Committee, and the Audit Committee reviews the independence of PwC, the Company’s external auditor. The Audit Committee also oversees the annual audit process, the quarterly review engagements, the Company’s internal accounting controls, the Code of Ethics and Whistleblower Policy. The Audit Committee recommends to the Board the firm of independent auditor to be nominated for appointment by the Shareholders.

The Audit Committee also oversees the Company’s internal audit function. The Company’s senior internal auditor reports directly to the Chair of the Audit Committee on matters related to internal accounting controls.

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The Audit Committee met five times in 2012. It met in camera without management present at every meeting with the external auditor.

For information required by NI 52-110, please refer to the Company’s Annual Information Form under the heading “Standing Committees – Audit Committee”.

The Compensation Committee

The Compensation Committee has two members:

•	Robert Dengler (Chair)

•	William Rand

Members of the Compensation Committee must be independent and have experience and skills relevant to executive compensation. Mr. Dengler brings over 25 years of first-hand experience working with executive compensation in the mining industry, serving as Chief Executive Officer of Dynatec Corporation. Mr. Dengler has been the Chair of Denison’s Compensation Committee since 2006 and was a compensation committee member of the Board of Directors of IAMGOLD Corporation until this year. Mr. Rand has extensive experience in executive compensation, and is currently a compensation committee member on the board’s of four public companies. Additionally, Mr. Rand draws on the skills and knowledge of executive compensation and disclosure issues which he acquired during his long career as a corporate securities lawyer.

The Compensation Committee is responsible for the Company’s executive compensation policy. The Compensation Committee evaluates the Chief Executive Officer’s performance and establishes both the elements and amounts of the Chief Executive Officer’s compensation. The Compensation Committee, in conjunction with the Board, also reviews management’s recommendations for, and approves the compensation of, the other officers of the Company and determines the general compensation structure, policies and programs of the Company, including the extent and level of participation in incentive programs. The Compensation Committee reviews and approves the executive compensation disclosure included in the Company’s Circular each year.

The Compensation Committee is also responsible for overseeing compensation risk and talent and succession risk.

The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director.

The Compensation Committee met three times during 2012 to address matters pertaining to its mandate.

The Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee has three members:

•	Brian Edgar (Chair)

•	John Craig

•	Catherine Stefan

Members of the Corporate Governance and Nominating Committee must be independent.

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This Committee is responsible for Denison’s approach to corporate governance, monitors the regulatory environment and recommends changes to the Company’s practices when appropriate. The Corporate Governance and Nominating Committee oversees the effective functioning of the Board and the relationship between the Board and management. The Corporate Governance and Nominating Committee ensures that the Board can function independently of management as required, makes recommendations with respect to the appointment of a Lead Director, identifies individuals qualified to become new Board members and recommends to the Board the director nominees at each annual meeting of Shareholders and, with the assistance of the Board and where necessary, develops an orientation and education program for new recruits to the Board.

In identifying possible nominees to the Board, the Corporate Governance and Nominating Committee considers the competencies and skills necessary for the Board as a whole, the skills of existing directors and the competencies and skills each new nominee will bring to the Board, as well as whether or not each nominee will devote sufficient time and resources to the Board and whether he or she is independent within the meaning of the Governance Guidelines.

The Corporate Governance and Nominating Committee also annually reviews and makes recommendations to the Board with respect to: (i) the size and composition of the Board; (ii) the independence of Board members; (iii) the composition of the committees of the Board; (iv) the effectiveness and contribution of the Board, its committees and individual directors, having reference to their respective mandates, charters and position descriptions; and (v) compliance with and amendments to the Board mandates, policies and guidelines.

In January of each year, the Corporate Governance and Nominating Committee distributes, receives and reviews the results of written board effectiveness assessments. The assessments question members of the Board as to their level of satisfaction with the functioning of the Board, its interaction with management and the performance of the standing committees of the Board. The Board members also conduct peer reviews and a self assessment as to their effectiveness as a Board member. After the assessments are reviewed, the Corporate Governance and Nominating Committee reports to the Board as to the results and makes recommendations to the Board to improve the Company’s corporate governance practices. This process occurs prior to the consideration by the Corporate Governance and Nominating Committee of nominations for Board member elections at the Annual Meeting of Shareholders each year.

In addition, the Corporate Governance and Nominating Committee reviews the Company’s disclosure of its corporate governance practices in the Company’s Circular each year. The Corporate Governance and Nominating Committee met three times during 2012.

The Environment, Health and Safety Committee

The EHS Committee currently has two members:

•	Mr. Dengler (Chair)

•	Mr. Hochstein

Due to the complexity of uranium exploration, mining and milling, the Board determined that it was appropriate that a member of management sit on the EHS Committee to ensure that technical expertise is properly brought before the Committee. The fact that a majority of the members are not independent is balanced by the fact that the key recommendations of the committee are considered by the full Board. The mining industry, by its very nature, can have an impact on the natural environment. As a result, environmental planning and compliance must play a very important part in the operations of any company engaged in these activities. The Company takes these issues very seriously and has established the EHS Committee to oversee the Company’s efforts to act in a responsible and concerned manner with respect to matters affecting the environment, health and safety and its stakeholders. The EHS Committee met three times during 2012.

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Director Education

The Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs, and supports management’s commitment to the training and development of all permanent employees.

Director education is implemented in the following ways at Denison:

• An on-line board portal dedicated exclusively to the Board	In addition to housing meeting materials, Denison’s board portal includes a reference manual, which includes corporate information, industry information, regulatory and governance updates and corporate policies. As a hosted website dedicated to our Board, the portal is current and available to directors wherever they are.

• Management Presentations to the Board and to Committees	When appropriate, management prepares and presents relevant information to Board members. For instance, at each regular Board meeting, the Chief Executive Officer provides an industry and market update. Similarly, the Company’s legal counsel also provides directors and senior officers of the Company with summary updates of any developments relating to the duties and responsibilities of directors and officers and to any other corporate governance matters. Denison’s Chief Financial Officer ensures that the Audit Committee is apprised of relevant developments and issues.

• Third-Party Presentations for our Board	A leading Toronto law firm provides topical presentations via webinar to Denison’s Board on a semi-annual basis. In addition, the Company’s external auditor provides education when requested and warranted.

• External Conferences	Directors are encouraged to attend external conferences, seminars or courses at Denison’s expense. The Corporate Secretary notifies Board members of relevant educational opportunities from time to time.

• Updates and Subscriptions	Management distributes updates, newsletters and articles on industry and regulatory information to the Board on a regular basis via email. Additionally, the Company maintains subscriptions to regular newsletters on topics of interest for circulation to the Board.

The Chief Executive Officer also provides new Board members with an orientation session, covering a range of topics from the role of the Board, its committees and directors to Denison’s business and the uranium business generally.

Directors’ and Officers’ Liability Insurance

The Company maintains liability insurance for its directors and officers acting in their respective capacities in an aggregate amount of Cdn$20,000,000, subject to the following deductibles: (a) Cdn$250,000 per occurrence; (b) Cdn$250,000 for a loss due to a claim under applicable Canadian securities laws; and (c) $250,000 for a loss due to a claim under applicable U.S. securities laws. The premium paid by the Company in 2012 for this coverage was Cdn$155,530 for the period from November 1, 2012 to November 1, 2013. No amounts were paid by individual directors and officers for this coverage.

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Director Compensation

Denison recognizes the contribution that its directors make to the Company and seeks to compensate them accordingly. The Compensation Committee is responsible for making recommendations as to director compensation for the Board’s consideration and ultimate approval. When reviewing the Board’s compensation arrangements annually, the Compensation Committee considers the following objectives:

• Board compensation should be competitive to attract talent.	Compensation is set at a level that will attract desirable candidates and retain current directors. Denison recognizes that there is a lot of competition for qualified directors in the mining sector.

• Board compensation should award directors appropriately.	Denison recognizes that directors need to be compensated fairly for their time and efforts and the risks and responsibilities which they assume as directors in any increasingly complex regulatory environment.

• Board compensation should align the interests of directors with those of the Shareholders.	Denison’s compensation package, including fees and options, coupled with the Share ownership requirement imposed on directors aligns directors’ interests with those of its Shareholders.

• Board compensation should be fair.	Denison seeks to reward its directors reasonably and on par with directors of comparable companies.

Retainers and Fees

The Board’s compensation was last reviewed in the first quarter of 2010, when the Compensation Committee engaged Towers Watson & Co. to evaluate the Board’s compensation in comparison to its peer group. The review resulted in a director compensation program which has remained constant until the third quarter of 2012, as explained below.

From the review, the Compensation Committee resolved that the following principles should apply to Denison’s directors’ compensation:

•	Director compensation must appropriately reward directors for their time commitment and compensate them for the risks and responsibilities which they assume in their roles for the Company.

•	Competitive director compensation is critical to the Company’s ability to attract and retain qualified and desirable directors.

•	Approximately half of directors’ compensation at Denison should be provided in cash and the balance should be by way of equity to provide further incentive to directors.

As a result, Denison’s directors receive cash and equity compensation. Director cash compensation includes an annual retainer (higher for the Chairman and Lead Director), an annual fee for serving as a committee chair and an attendance fee for each meeting attended.

The Board unanimously approved a voluntary reduction of 25% in directors’ annual retainers in 2012.

The quantum of the director’s cash compensation was set in 2010 and remained the same until the third quarter of 2012 when Denison’s CEO recommended company-wide cost reduction measures (the “Cost Cuts”) to align Denison’s costs with its new business profile as a uranium exploration company. The Cost Cuts, which are discussed under Executive Compensation later in this Circular, were initially planned only for management. However, after considering the recommended Cost Cuts, the Board unanimously approved a voluntary reduction of 25% in directors’ annual retainers in the third quarter of 2012. In addition, Mr. Dengler waived both his EHS Committee chair retainer and EHS Committee meeting fees to support the Cost Cuts.

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The table below sets out directors’ retainers and fees in 2012.

Annual Retainer	Cdn$	Cdn$ After Cost Cuts
Chairman	60,000	45,000
Lead Director	45,000	33,750
Other directors	30,000	22,500
Committee Chairs
Audit Committee	10,000	10,000
Other Committees	5,000	5,000
Attendance Fees (per meeting)
Personal attendance	1,200	1,200
Attendance by telephone	800	800

Denison also reimburses directors for any reasonable travel and out-of-pocket expenses relating to their duties as directors.

Directors who are employees of Denison, such as Mr. Hochstein, do not receive any compensation for serving as a director. Both Messrs. Chang and Kim sat on Denison’s Board as nominees of KEPCO in 2012. As such, Messrs. Chang and Kim declined their retainer and meeting fees.

Equity Compensation

In addition to cash compensation, Denison compensates its directors through the grant of stock options under Denison’s Stock Option Plan. The Plan is described at page 15 of this Circular. The Board believes that option grants help to align directors’ interests with those of Shareholders and also provide additional incentive to directors for corporate performance.

In 2012, the Board approved a grant of 40,000 options pursuant to the Stock Option Plan to each non-employee director, which is consistent with the grant made by the Board to each director in 2011.

2012 Director Compensation

The table below sets out what Denison paid to non-employee directors in retainers and fees in 2012.

Name	Total Fees ($)[1]	Option-based awards ($)[2]	Total ($)
Joo-Ok Chang	Nil	39,025	39,025
John H. Craig[3]	57,280	39,025	96,305
W. Robert Dengler	53,775	39,025	92,800
Brian D. Edgar	49,990	39,025	89,015
Tae-Wan Kim	Nil	39,025	39,025
Lukas H. Lundin[4]	68,371	39,025	107,396
William A. Rand	45,389	39,025	84,414
Catherine J. G. Stefan[5]	60,994	39,025	100,019

Notes to 2012 Director Compensation:

1.	Compensation was paid in Cdn$ and translated into US$ using average annual exchange rate of 0.9997 for 2012.

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2.	This amount represents the fair value, on the date of grant, of awards made under the Stock Option Plan for the applicable financial year. The grant date fair value has been calculated using the Black Scholes option-pricing model according to IFRS 2 Share-based payment. See note 1 to the Summary Compensation Table on page 42 of this Circular.
3.	In 2012, the Company incurred legal fees of $299,000 to a law firm of which Mr. Craig is a partner. This amount has not been included Total Fees above, as these amounts are not payable to Mr. Craig and do not relate to his directorship.
4.	In 2012, the Company paid management and administrative service fees and other expenses of $75,000 to a company owned by Mr. Lundin that provides corporate development, office premises, secretarial and other services. The Company also incurred expenses of $52,000 for air chartered services from a company owned by Mr. Lundin. These amounts have not been included Total Fees above, as these amounts are not payable to Mr. Lundin and do not relate to his directorship.
5.	Payments to Ms. Stefan include fees for attendance at meetings of the SOX Committee.

Directors’ Outstanding Option-Based Awards

The table below sets out for each non-employee director all option-based awards outstanding at the end of 2012.

Name	Number of Shares underlying unexercised options (#)		Option exercise price (Cdn$)	Option expiration date	Value of unexercised in-the- money options (Cdn$)[1]
Joo-Ok Chang	20,000 37,500 40,000 40,000		1.41 1.43 3.19 1.52	March 10, 2015 May 13, 2015 March 10, 2016 March 8, 2017	Nil Nil Nil Nil
Total	137,500
John H. Craig	20,000 37,500 40,000 40,000		2.04 1.43 3.19 1.52	May 15, 2014 May 13, 2015 March 10, 2016 March 8, 2017	Nil Nil Nil Nil
Total	137,500
W. Robert Dengler	57,600 86,400 20,000 37,500 40,000 40,000	[2] [2]	5.02 1.88 2.04 1.43 3.19 1.52	May 18, 2016 June 16, 2014 May 15, 2014 May 13, 2015 March 10, 2016 March 8, 2017	Nil Nil Nil Nil Nil Nil
Total	281,500
Brian D. Edgar	20,000 37,500 40,000 40,000		2.04 1.43 3.19 1.52	May 15, 2014 May 13, 2015 March 10, 2016 March 8, 2017	Nil Nil Nil Nil
Total	137,500

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Name	Number of Shares underlying unexercised options (#)		Option exercise price (Cdn$)	Option expiration date	Value of unexercised in-the- money options (Cdn$)[1]
Tae-Wan Kim	37,500 40,000 40,000		1.43 3.19 1.52	May 13, 2015 March 10, 2016 March 8, 2017	Nil Nil Nil
Total	117,500
Lukas H. Lundin	20,000 75,000 40,000 40,000		2.04 1.43 3.19 1.52	May 15, 2014 May 13, 2015 March 10, 2016 March 8, 2017	Nil Nil Nil Nil
Total	175,000
William A. Rand	20,000 37,500 40,000 40,000		2.04 1.43 3.19 1.52	May 15, 2014 May 13, 2015 March 10, 2016 March 8, 2017	Nil Nil Nil Nil
Total	137,500
Catherine J. G. Stefan	57,600 72,920 20,000 37,500 40,000 40,000	[2] [2]	5.02 3.06 2.04 1.43 3.19 1.52	May 18, 2016 September 24, 2014 May 15, 2014 May 13, 2015 March 10, 2016 March 8, 2017	Nil Nil Nil Nil Nil Nil
Total	268,020

Notes to Directors’ Outstanding Option-Based Awards:

1.	Option values have been calculated using the closing price of the Shares on the TSX on December 31, 2012 of Cdn$1.23, less the applicable exercise price of the outstanding options. As at December 31, 2012, some of the above options had not fully vested. The above value of unexercised in-the-money options has been computed assuming that all of the options have vested.
2.	Options to acquire shares of DMI, a predecessor of the Company, were originally granted to Mr. Dengler and Ms. Stefan prior to 2006. Following the combination of DMI and IUC, these options were restated as Denison options and now entitle them to acquire the number of Shares noted above.

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Value Vested or Earned in 2012

The following table sets out for each non-employee director the value of the Company’s option-based equity plan compensation vested or earned during the financial year ended December 31, 2012. The Company has no non-equity incentive plan compensation for directors.

Name	Option-based awards Value vested during the year[1] (Cdn$)
Joo-Ok Chang	(39,600)
John H. Craig	(39,400)
W. Robert Dengler	(39,400)
Brian D. Edgar	(39,400)
Tae-Wan Kim	(39,400)
Lukas H. Lundin	(45,400)
William A. Rand	(39,400)
Catherine J.G. Stefan	(39,400)

Note to Value Vested or Earned in 2012:

1.	The value vested during the year reflects the aggregate dollar value that would have been realized if the options that vested in 2012 were exercised on their vesting date. Options that had a negative value on their vesting date are included in this calculation.

Share Ownership Requirement

In 2010, the Board adopted a Share ownership requirement for its members. It provides that all non-employee directors must own a requisite number of Shares by the later of five years from the commencement of their directorship or the date on which the Share ownership requirement was adopted. In 2012, directors were required to own Shares with a cost equal to twice the value of their annual director retainers. The Board exempted Messrs. Chang and Kim from this requirement as nominees of KEPCO, the Company’s largest shareholder. In 2012, all directors to whom the Share ownership requirement applied held a sufficient number of Shares. Stock options do not count toward directors’ Share ownership requirements.

Loans to Directors

As of March 20, 2013, Denison and its subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

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Executive Compensation

This section of the Circular discusses Denison’s executive compensation program and the pay decisions affecting its Named Executive Officers (“NEOs”). The table below sets out Denison’s NEOs for the 2012 financial year.

Denison NEOs for 2012

NEO	Position during 2012	Basis
Ron F. Hochstein	President and Chief Executive Officer	The Chief Executive Officer qualifies as an NEO under Canadian securities laws.

James R. Anderson[1]	Executive Vice President and Chief Financial Officer	The Chief Financial Officer qualifies as an NEO under Canadian securities laws.

Donald Campbell[1]	Vice-President, Commercial	Mr. Campbell was one of the three most highly compensated executive officers, excluding the CEO and the CFO, at the end of the year.

Terry Wetz	Vice-President, Project Development	Mr. Wetz was one of the three most highly compensated executive officers, excluding the CEO and the CFO, at the end of the year.

Steve Blower	Vice-President, Exploration	Mr. Blower was one of the three most highly compensated executive officers, excluding the CEO and the CFO, at the end of the year.

Harold Roberts	Former Executive Vice-President, US Operations	Mr. Roberts served as Denison’s Executive Vice-President, US Operations until June 29, 2012, when the Company sold its U.S. Mining Division to Energy Fuels Inc. But for the fact that Mr. Roberts was not employed by Denison at the end of 2012, he would have been one of the three most highly compensated executive officers, excluding the CEO and CFO.

Note to Denison NEOs for 2012:

1	Messrs. Anderson and Campbell both retired from the Company on December 31, 2012.

The Objectives of the Company’s Compensation Program

Denison strives to improve Shareholder value through sustainable corporate performance. The Company recognizes that its employees and, in particular, the leaders within the organization have a significant impact on Denison’s success in the uranium market.

In support of its goal, Denison’s executive compensation program has three objectives:

1.	Align the interests of its executive officers with the long-term interests of the Company and its Shareholders.

2.	Link compensation to the performance of both the Company and the executive.

3.	Compensate executive officers at a level and in a manner that ensures that Denison is capable of attracting and retaining talented executives.

Managing Risk

When determining an executive’s compensation package, the Compensation Committee seeks to balance annual performance incentives, which are awarded based on success against pre-established short-term corporate and individual goals, with long-term incentive payments, including stock option grants under Denison’s Stock Option Plan, to drive longer term performance. In doing so, the Compensation Committee considers the implications of each of the various components of the Company’s compensation policies and practices to ensure that executive officers are not inappropriately motivated towards shorter-term results or excessive risk taking or illegal behaviour.

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The Compensation Committee uses a number of strategies to reduce the risk associated with compensation, including:

•	Reviewing and approving annual individual objectives of executives and then assessing performance against these objectives when awarding the individual performance component of the annual bonus;

•	Considering the Company’s performance relative to its peers when reviewing the corporate performance component of the CEO’s annual bonus;

•	Making the annual bonus payment of the CEO and the CFO conditional upon a clawback agreement, whereby each of them personally agrees to reimburse any portion of their bonus payment which is awarded for achievements that are found to involve their fraud, theft or other illegal conduct;

•	Setting standard vesting terms on stock option grants which align optionees’ interests with longer term growth of the Company, using 12-month and 24-month vesting provisions and five year option terms;

•	Acknowledging the Board’s role in overseeing compensation policies and practices and exercising discretion to adjust payouts up or down; and

•	Prohibiting Denison’s directors and officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Shares.

Compensation Decision-Making

The Compensation Committee reviews all of Denison’s policies and programs relating to executive compensation and makes recommendations to the Board. This process involves:

• Benchmarking and Executive Incentive Bonus Plan review	The Compensation Committee undertakes a comparative review of Denison’s compensation practices annually against a peer group of companies to ensure that the Company’s compensation is in line with industry. At the same time, the Compensation Committee reviews the Executive Incentive Bonus Plan annually and considers if any modifications are required. Modifications were made in 2012 to address changes as a result of the sale of the U.S. Mining Division.

• Establishing objectives to measure performance	The objectives of the CEO are reviewed by the Compensation Committee and recommended to the Board for ultimate approval. The Compensation Committee reviews and approves the annual objectives of the other NEOs.

• Evaluating performance	The performance of the CEO is reviewed by the Compensation Committee. The performance of the other NEOs is reviewed by the CEO and reported to the Compensation Committee.

• Determining compensation packages	The CEO’s base salary and bonus grants are calculated, reviewed by the Compensation Committee and recommended to the Board for ultimate approval. The base salaries and bonuses of the other NEOs are reviewed and approved by the Compensation Committee. The Board approves all stock option grants.

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Compensation Consultant Advice

Two years ago, the Company first participated in the Mining Industry Salary Surveys conducted by Coopers Consulting Ltd. (“Coopers”) and PwC. In exchange for its participation in the survey and upon payment of a fee, Denison’s Compensation Committee received two compensation reports from Coopers entitled “Corporate and CEO Positions” and “Mine Site Positions” (the “2011 Reports”). Denison paid Coopers a total of Cdn$3,000 for the 2011 Reports.

Although the 2011 Reports were very helpful to the Company, Management did not participate in the surveys in 2012 given the sale of the U.S. Mining Division and the change in the Company’s focus.

No other consulting services were provided by a compensation consultant to Denison, the Board or a committee of the Board in 2011 or 2012.

Benchmarking

Denison seeks to provide competitive total compensation packages to its executive officers to ensure that it attracts and retains the most talented individuals. Denison’s target compensation position is the median against a peer group of similarly sized Canadian mining companies, with comparable revenues.

Each year, the Compensation Committee benchmarks the Company’s executive compensation with a peer group of companies. The 2011 Reports mentioned above contains data for 154 North American based mining companies. The report presents data in a variety of manners, which has allowed the Compensation Committee to make appropriate comparisons to Denison’s compensation. For instance, data is presented by company size for executive and other corporate positions as measured by revenue and employee headcount.

In the first quarter of 2012, the Compensation Committee reviewed the 2011 Reports and compared Denison’s compensation practices to those of both Canadian and U.S. mining companies with similar revenues and with a similar number of employees. After analyzing the results, the Compensation Committee concluded that Denison’s CEO and CFO’s salaries and bonuses were in line with the comparative groups reviewed by the Committee. The Compensation Committee noted that the salaries of three of Denison’s most senior officers at its former U.S. Mining Division were below the salaries of their peers. Accordingly the Compensation Committee increased their base salaries to rectify this disparity. Mr. Roberts was among the officers who had his salary increased.

Compensation Framework

The Company uses three key compensation components to achieve the executive compensation program’s objectives: base salary, annual performance incentive and long-term incentive.

Base Salary

Base salary is a fixed component of pay that compensates executives for fulfilling their roles and responsibilities and aids in attracting and retaining the qualified executives. Base salaries are reviewed annually to ensure that they reflect how an individual fulfills his responsibilities and to ensure that Denison’s compensation stays competitive.

Annual Performance Incentives

Denison’s annual performance incentive is a short-term variable element of compensation in the form of a cash bonus. Based on a recommendation of the Compensation Committee, Denison’s Board approved the Executive Incentive Bonus Plan for Denison’s CEO, CFO and Executive Vice-Presidents and Vice-Presidents in 2011. Amendments to the plan to address certain inapplicable performance measures as a result of the sale of the U.S. Mining Division were recommended by the Compensation Committee in August 2012 and subsequently approved by the Board.

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Depending on an executive’s position within the Company, his bonus represents a varying percentage of his target total compensation. Denison’s most senior executives have the highest amount and proportion of annual incentive compensation as follows:

CEO – up to 80% of base salary

CFO – up to 50% of base salary

EVP, VP – up to 40% of base salary

The stated goal of Denison’s compensation program is to improve Shareholder value through sustainable corporate performance. Linking corporate and personal performance to support this goal, Denison has incorporated two performance measures into its bonus calculations:

1.	Corporate performance

2.	Individual performance

Corporate Performance Measures: Denison has chosen to measure corporate performance using recognized and objective measurements for Shareholders:

Shareholder Return (SR) measures, on the last day of the year, how well management has enhanced Denison’s Share price.

Shareholder Return Relative to Industry (SRI) measures the return of Denison’s Shareholders relative to the uranium industry’s return to shareholders. For the purposes of this assessment, industry return is assessed with reference to the Global X Uranium ETF, an investment fund listed on NYSE Arca.

Corporate performance is based on quantitative performance measures, while the individual component is a qualitative performance measure.

The annual target for SR is based on the estimated cost of capital for the year. The actual Corporate Performance Measures will be determined at the end of the fiscal year and measure performance for that year. The allocation of the Corporate Performance measure is SR 65% and SRI 35%.

Individual Performance Measures: Denison’s qualitative performance measurements reflect the performance of individuals and their teams in meeting Denison’s annual business objectives. They include, among goals, health, safety and environment, budget cost control and resource growth. Individual performance measures will include personal development goals, such as team building, human resources, personal development, and long-term objective achievement.

To keep senior management’s goals aligned with Denison’s corporate objectives, Individual Performance Measures are tied to Denison, rather than being truly personal. However, different employees may be measured differently against each Individual Performance Measure to reflect their positions and responsibilities. These measures are a mix of easily calculated measures and more subjective measures, which require judgment and cannot be strictly measured.

Prior to each year, the President and CEO meets with the other executives to develop a set of Individual Performance Measures and to set objectives for the year, which are then presented to and approved by the Compensation Committee. The President and CEO also presents his Individual Performance Measures to the Compensation Committee for recommendation to the Board for approval.

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Bonus Weighting and Proportions

The following table below provides information about the performance measure categories and their weight for each executive.

	Corporate (%)	Individual (%)
CEO	60	40
EVP, CFO	50	50
VP Exploration	50	50
VP Project Development	40	60
VP Commercial	40	60

If in any year, the Company suffers a fatality at any of its operations worldwide, the performance measurement of health, safety and environment component of the individual performance measure will be assessed at 0% for all executives under the plan.

Finally, for each Performance Measure, there are three levels established based on the level of achievement:

	Base Target	Stretch Target	Breakthrough Target
CEO	Up to 50%	60%	80%
CFO	Up to 30%	40%	50%
VP	Up to 20%	30%	40%

Long-Term Incentives

Stock option grants to executives play an important role in helping Denison meet the objectives of its compensation program. Stock options create Shareholder value by rewarding long-term growth and an appreciation in Share price. Additionally, stock option grants are commonplace in the Canadian mining industry and an important part of keeping Denison’s compensation competitive with that of its peers.

Denison’s Stock Option Plan is described in detail at page 15 of this Circular. In 2011, the Compensation Committee approved a Stock Option Grant Policy, which provides for a uniform granting practice for eligible employees at Denison.

Under Denison’s new policy, stock option grants are made annually following the release of year end results. Stock options continue to be priced in accordance with the Stock Option Plan and the Company’s Disclosure Policy. Half of the options granted vest on the first anniversary of the grant, with the remainder vesting on the second anniversary of the grant. All options granted under the policy have a five year term.

The magnitude of a grant for an employee is based on an employee’s level of responsibility and ability to impact the Company’s results, except that grants to directors are determined by Compensation Committee as appropriate. For employees, previous grants are not taken into consideration when making new grants under the policy. For directors, previous grants are considered. All grants are ultimately approved by the Board.

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2012 NEO Compensation Results

The Board reviewed Denison’s 2012 performance and the analysis and recommendations of the Compensation Committee and approved the following decisions on executive compensation for 2012.

Base Salaries

As discussed above, the Compensation Committee considered bench marking data from the 2011 Reports during the first quarter of 2012 and concluded that Denison’s CEO and CFO’s salaries were competitive and accordingly did not recommend that any adjustment be made. However, the Compensation Committee noted that the salaries of three of Denison’s most senior officers at its former U.S. Mining Division were below the salaries of their peers. Accordingly the Compensation Committee increased their base salaries to rectify this disparity. Mr. Roberts had his salary increased from $210,000 to $235,000.

As a result of the sale of the U.S. Mining Division to Energy Fuels Inc. on June 29, 2012, Mr. Hochstein recommended that the Company appoint Mr. Wetz as an officer of the Company. Mr. Wetz was formerly employed by one of the Company’s subsidiaries which was sold to Energy Fuels. Upon Mr. Hochstein’s recommendation, the Compensation Committee approved his appointment as an officer of Denison on terms substantially similar to his previous employment, including a base salary of $205,000 and eligibility for a bonus of up to 40% of his base salary pursuant to the Executive Incentive Bonus Plan. The Compensation Committee also approved Mr. Hochstein’s recommendation to hire Mr. Blower as Vice President Exploration starting September 1, 2012, at a salary of Cdn$235,000 which the Committee considered to be competitive within Denison’s peer group. Mr. Blower is also eligible for a bonus of up to 40% of his base salary pursuant to the Executive Incentive Bonus Plan. Compensation upon termination for each individual is discussed in detail at page 45 of this Circular.

After the Company sold the U.S. Mining Division, Mr. Hochstein recommended the Cost Cuts to align Denison’s costs with its new business profile as a uranium exploration and development company. Along with presenting the proposed retirement of two senior officers (being Messrs. Anderson and Campbell), Mr. Hochstein recommended that his own salary be reduced by 25%. Recognizing the paramount importance of ensuring that Mr. Hochstein’s compensation remains competitive and compensates him adequately during challenging times for the Company, the Compensation Committee recommended a 13.9% reduction to his salary instead, bringing it to Cdn$340,000. The Board approved this reduction effective December 1, 2012. No other adjustments were made to NEO salaries. The reduction in director retainers as part of the Cost Cuts is discussed earlier in this Circular.

Long Term Incentives

Denison’s NEOs each received annual stock grants in March 2012 in accordance with Denison’s Stock Option Grant Policy, as detailed in the Summary Compensation Table on page 42 of this Circular. There were no options held by the NEOs that were re-priced downward during the most recently completed financial year of the Company.

At the time of its consideration of the Cost Cuts, the Compensation Committee recommended that Mr. Hochstein be granted 100,000 options pursuant to the Stock Option Plan. In its approval of this award, the Board recognized Mr. Hochstein’s achievements in transforming the Company into an exploration company following the sale of Denison’s U.S. Mining Division.

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Annual Performance Incentives

Of Denison’s six NEOs for 2012, only three of them, namely Messrs. Hochstein, Blower and Wetz, were eligible to receive a bonus for the year. Messrs. Anderson, Campbell and Roberts were no longer employed by the Company when award decisions were made.

When considering the annual performance incentives for Messrs. Hochstein, Blower and Wetz, the Compensation Committee referred to the two performance measures laid out in the Executive Incentive Bonus Plan: Corporate and Individual.

2012 Corporate Performance

As explained earlier in this Circular, Corporate Performance Measures include Shareholder Return (SR) and Shareholder Return Relative to Industry (SRI). Given the significant change to the Company with the sale of its U.S. Mining Division to Energy Fuels Inc. and the fact that Shareholders received shares of Energy Fuels as a result of that transaction, the Compensation Committee recognized that the return to Shareholders in 2012 should be calculated by including the return on Energy Fuels. Accordingly, Shareholder Return for the year was determined to be approximately 12%. Shareholder industry return was assessed with reference to the 2012 performance of Global X Uranium ETF at -20%.

The Compensation Committee then considered the level of corporate achievement for Denison in the areas of both Shareholder Return and Shareholder Return Relative to Industry. In its 2012 budget, the Company targeted a 10% Shareholder Return for 2012. Based on the 12% return delivered in 2012, the Compensation Committee assessed corporate performance at the base level of achievement for this measure. However, Denison’s Shareholder Return Relative to Industry compared favourably to industry performance. Therefore, the Compensation Committee determined that the Shareholder Return Relative to Industry measurement had been achieved at the maximum “stretch” level.

2012 Individual Performance

In March 2012, the Board of Directors approved individual objectives for Mr. Hochstein upon the recommendation of the Compensation Committee. The Compensation Committee considered Mr. Hochstein’s performance against these objectives, but adjusted them as necessary to reflect the fact that the Company had sold its U.S. Mining Division in the middle of 2012. It was determined that Mr. Hochstein had substantially achieved all of his 2012 objectives.

Mr. Hochstein’s performance against his 2012 objectives was assessed as follows:

Objective	Assessment

• Achieve or surpass Return on Equity as detailed in the 2012 approved Budget.	Return on equity was budgeted at 10% and the Company achieved 12% return on equity for Shareholders.

• Continue to instill a culture of 100% regulatory and environmental compliance and strive for zero Lost Time Accidents in all facets of the organization.	The Company had no lost time accidents or environmental incidents at its operations during 2012.

• Evaluate and pursue divestiture of U.S. mining assets if opportunities are available.	The Company sold its U.S. Mining Division to Energy Fuels in June 2012.

• Continue to expand mineral resources at all development properties, in particular at the Wheeler River project in Saskatchewan and the Mutanga Project in Zambia.	At the end of 2012, the Company completed updated mineral resource estimates at Wheeler River which resulted in a 47% increase in indicated mineral resource estimates and a 100% increase in inferred mineral resource estimates on the property. The Company also completed an ambitious drilling program in Zambia, with approximately 18,200 metres drilled.

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• Resolve ownership structure of its Mongolian joint venture with Denison’s ownership striving to maintain a 66% ownership.		In 2012, the Company acquired an additional 15% interest in its joint venture in Mongolia as part of the restructuring of the arrangement. At the end of 2012, the Company held a 85% interest and is currently negotiating a new shareholders agreement to bring its interests in line with the targeted 66% level.

• Achieve or surpass production targets and sales guidance as detailed in the 2012 Operating Plan.	N/A	Given the sale of the U.S. Mining Division which was the primary source of Denison’s production and sales, the Compensation Committee disregarded this objective.

• Develop Corporate Sustainability Practices as the Company develops its international exposure.	Progressing	The Company continued to develop its Sustainability programs in Mongolia and Zambia, although further work is required in 2013.

• Develop a management team that enables the organization to meet its 2012 and longer term goals, including hiring of a new V.P. Corporate Development/Exploration.		The Company hired experienced geologist Steve Blower in 2012 to head its exploration team in Canada and Zambia. This was an important step in the Company’s transformation from a uranium producer to a preeminent exploration company.

• Implement succession planning within the organization, with the goal of having a succession plan in place by the end of 2012.		At the end of 2012, the Company’s succession plan was improved with the hire of Steve Blower as Vice President Exploration. A seasoned CEO in the uranium sector, Mr. Blower filled a gap in succession which was created by the sale of the Company’s U.S. Mining Division and the resulting loss of a number of senior executives.

Messrs. Blower and Wetz both joined as officers of the Company late in the financial year. Due to the short time period of the NEOs in their positions, no goals or objectives were set. In the absence of objectives, the Compensation Committee considered Mr. Hochstein’s recommendations for each of their bonuses based on their achievements in 2012 since becoming officers of Denison.

Based on the foregoing, the assessment of each NEO’s bonus entitlement was:

NEO	Corporate Calc/Max	Individual Calc/Max	Total Calc/Max
Ron Hochstein[1]	32.1%/48%	12.6%/32%	44.7%/80%
	$109,173	$42,772	$151,945
Steve Blower[1]	11.8%/20%	8.8%/20%	20.5%/40%
	$27,618	$20,566	$48,184
Terry Wetz	9.4%/16%	9.0%/24%	18.4%/40%
	$19,270	$18,450	$37,720

Notes on NEO Bonus Entitlement:

1.	For Messrs. Hochstein and Blower, the bonus entitlement is calculated in Cdn$ and translated into US$ using the 2012 average annual exchange rate of 0.9997.

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After determining each individual’s entitlements, the Compensation Committee made several adjustments to amounts to actually be paid:

•

Although Mr. Hochstein’s entitlement was assessed at $151,945, the Compensation Committee considered the value of the option grant awarded to Mr. Hochstein in December 2012 and reduced his bonus to $90,027.

•	Mr. Blower was not employed the full year so it was recommended that only a portion of the above bonus be paid. Accordingly, the Compensation Committee awarded Mr. Blower $12,004.

•

Mr. Wetz became eligible to participate in the Executive Incentive Bonus Plan in July 2012 when he became an officer of the Company following the sale of the U.S. Mining Division to EFR. It was therefore recommended that only a portion of the above bonus be paid, being $19,000.

Performance Graph

The following graph compares the cumulative total shareholder return for Cdn$100 invested in the Shares on the Toronto Stock Exchange for the Company’s five most recently completed financial years with the cumulative total shareholder return of the TSX S&P/TSX Composite Index (the “TSX Index”) for the same period.

The Share performance as set out in the graph does not necessarily indicate future price performance. Amounts below are stated in Canadian dollars. The Shares trade on the TSX under the symbol “DML”.

Cumulative Value of Cdn$100 Investment

Data supplied by the TSX.

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Note to Performance Graph:

1.	Denison sold its U.S. Mining Division to Energy Fuels Inc. on June 29, 2012. In consideration for this sale, Denison Shareholders were issued 1.106 common shares of Energy Fuels (EFR) for each Share held, while still retaining their interest in Denison. The performance graph does not reflect the value of that distribution. On December 31, 2012, the closing price of EFR on the TSX was Cdn$0.175 per share.

Five-Year Trend in NEO Total Compensation

Compared to Denison Cumulative Value of Cdn$100 Investment

To evaluate the trend in Denison compensation levels in relation to Share performance as measured in the graph above, Denison relied on the total annual compensation awarded for fiscal years 2009 through 2012 on the same basis as is currently disclosed in the “Summary Compensation Table” below, using the fiscal year 2008 as a base amount for comparing changes in compensation over time.

The total annual compensation reflects total compensation for the CEO and the other four NEOs disclosed each year, rather than compensation from 2008 to 2012 for the current NEOs who may not have been NEOs each year. Each year “Other NEO Pay” includes the compensation of four designated NEOs. For 2012, Mr. Blower’s total compensation was excluded since it was the lowest compensation of the NEOs that year due to the fact that he was not employed a full year.

Notes to Five-Year Trend in NEO Total Compensation:

1.	Total compensation in 2009 for “Other NEOs” includes amounts paid to Dr. James Gill who qualified as an NEO for the 2009 fiscal year. Dr. Gill received a significant option grant when he accepted the appointment to Chairman in 2009. When he resigned in 2010, Dr. Gill retained half of this grant, which was valued at the time at approximately $1.16 million. This value is included in total compensation for “Other NEOs” in 2009.
2.	The severance payments to Messrs. Anderson and Campbell at the end of 2012 were excluded from “Total Compensation” for the purposes of this comparison.

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As at December 31, 2012, total compensation for the CEO has increased by approximately 20.3% compared to 2008 total compensation and total compensation for the other NEOs has decreased by about 19.5% compared to 2008 total compensation.

Ron Hochstein became CEO mid-way through the year 2009. Since becoming CEO, Mr. Hochstein’s base salary has increased approximately 1.5%. However, when Mr. Hochstein became CEO, he did not immediately receive a pay increase despite the increased role and responsibility with that position. Rather, his base salary has been adjusted over two years, with an increase of 20% in the first year and 9% in the second year, bringing his base salary within the range of Denison’s peers by 2011. In 2012, Mr. Hochstein’s base salary decreased by 13.9% as part of the Cost Cuts proposed by him as part of the Company’s transition from uranium producer to exploration and development company.

When considering the adjustments to Mr. Hochstein’s salary as part of the Cost Cuts, the Compensation Committee wanted to ensure that Mr. Hochstein’s base salary remained competitive so that that the Company is successful in retaining Mr. Hochstein as CEO. This key objective is reflected in the decisions to pay Mr. Hochstein a bonus in 2012, albeit smaller than his entitlement under the Executive Incentive Bonus Plan, and recommending to the Board that he be granted 100,000 options at the end of 2012.

Among the other NEOs, the CFO’s base salary was similarly adjusted between 2009 and 2011 for the purposes of retention. Mr. Anderson’s salary was increased approximately 22% over the course of those two years bringing him in line with his peers, and he also received a cash bonus in 2010 and 2011 for his accomplishments in managing the Company’s finances during market turmoil and for implementing IFRS smoothly. The other NEOs experienced moderate increases in their salaries, largely reflective of peer bench marking, to ensure that the Company is able to attract and retain executives with the appropriate experience and skill.

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Compensation of Named Executive Officers

The table below is a summary of base salary, incentive-based awards and other compensation awarded to the NEOs in the last three financial years. None of the NEOs received any share-based awards or any non-equity awards under a long-term incentive plan. The Company does not have any defined benefit or actuarial plans for active employees.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option-based awards[1] ($)		Non-equity Annual Incentive Plans[2] ($)	All other compensation[3] ($)		Total compensation ($)
Ron F. Hochstein[4,5] President and CEO	2012 2011 2010	390,227 386,531 352,381	251,699 385,938 32,722	[6]	90,027 60,965 242,648	38,791 36,329 25,440		770,744 869,763 653,191
James R. Anderson[4,6] Executive Vice President and CFO	2012 2011 2010	296,488 290,294 268,715	146,344 289,453 Nil		Nil 44,586 104,047	800,742 39,025 36,187	[6]	1,243,574 663,358 408,949
Donald Campbell[4,6] Vice President, Commercial	2012 2011 2010	172,404 168,799 156,253	43,903 83,900 Nil		Nil 18,299 38,115	136,515 26,500 23,645	[6]	352,822 297,498 218,013
Terry Wetz Vice President, Project Development	2012 2011 2010	191,457 164,931 156,361	33,171 47,008 Nil		19,000 24,000 50,000	5,954 5,720 5,473		249,582 241,659 211,834
Steve Blower[4,7] Vice President, Exploration	2012	78,357	70,607		12,004	6,977		167,945
Harold R. Roberts[8] Formerly Executive Vice President, U.S. Operations	2012 2011 2010	112,821 203,544 196,157	82,928 144,727 Nil		Nil 29,600 47,100	2,174 5,500 5,500		197,923 383,371 248,757

Notes to Summary Compensation Table:

1.	This amount represents the fair value, on the date of grant, of awards made under the Stock Option Plan for the applicable financial year. See “Additional Information about the Stock Option Plan” beginning on page 15 of this Circular. The grant date fair value has been calculated using the Black Scholes option-pricing model according to IFRS 2 Share-based payments since it is used consistently by comparable companies. The key assumptions and estimates used for the calculation of the grant date fair value under this model include the risk-free interest rate, expected stock price volatility, expected life and expected dividend yield. Option fair values were calculated in Cdn$ and translated into US$ using the grant date exchange rate of: (i) 0.9927 for 2012; (ii) 0.9711 for 2011; and (iii) 1.0344 for 2010. Reference is made to the disclosure regarding the Company’s Stock Option Plan in Note 20 in the Consolidated Financial Statements for the Year Ended December 31, 2012 available on SEDAR at www.sedar.com.
2.	These amounts were earned in the fiscal year noted and were paid in the following fiscal year.
3.	These amounts consist of car allowance, club memberships, travel-to-work or parking benefits, life insurance premiums and retirement savings benefits. The retirement savings benefits component exceeds 25% of All Other Compensation, in 2012, 2011 and 2010, respectively, as follows (i) for Mr. Hochstein: $27,317, $24,822, $21,144; (ii) for Mr. Anderson: $29,648, $23,469, $21,498; (iii) for Mr. Campbell: $17,240, $16,880, $15,625; (iv) for Mr. Wetz: $5,569, $5,500, $5,473; (v) for Mr. Blower: $3,135; and (vi) for Mr. Roberts: $2,174, $5,500, $5,500.
4.	For Messrs. Hochstein, Anderson, Campbell and Blower, compensation was paid in Cdn$ and translated into US$ using average annual exchange rates of (i) 0.9997 for 2012; (ii) 0.9891 for 2011; (iii) 1.0303 for 2010.
5.	Mr. Hochstein has served as a director of the Company since 2000. He is not compensated separately as such.

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6.	Messrs. Anderson and Campbell left Denison’s employment on December 31, 2012 as part of the Cost Cuts. Each of their departures resulted in the following payments which have been included in “All Other Compensation”: Mr. Anderson, Cdn$643,530 in separation pay and Cdn$112,630 in lieu of benefits, and Mr. Campbell, Cdn$110,275 in separation pay.
7.	Mr. Blower joined Denison on September 1, 2012.
8.	Mr. Roberts was employed by a U.S. subsidiary of the Company which was sold to Energy Fuels Inc. on June 29, 2012. As such, his employment with Denison terminated on the closing of that transaction. No severance obligations were triggered by the transaction in respect of his employment.

Incentive Plan Awards

The Company employs two forms of incentive plans to award its employees for individual and Company performance, namely option-based awards and non-equity based awards in the form of cash bonuses. The Company does not have a share-based incentive plan.

Outstanding Option-Based Awards

The following table sets out for each NEO the number and value of options outstanding on December 31, 2012.

Name	Number of securities underlying unexercised options (#)		Option exercise price (Cdn$)	Option expiration date	Value of unexercised in-the-money options (Cdn$)[1]
Ron F. Hochstein[2] Total	400,000 37,500 184,000 200,000 100,000 921,500		2.04 1.43 3.19 1.52 1.16	May 15, 2014 May 13, 2015 March 10, 2016 March 8, 2017 December 5, 2017	Nil Nil Nil Nil 7,000
James R. Anderson[3] Total	144,000 288,000 250,000 138,000 150,000 970,000	[4] [4]	5.02 2.00 2.04 3.19 1.52	December 31, 2013 December 31, 2013 December 31, 2013 December 31, 2013 December 31, 2013	Nil Nil Nil Nil Nil
Donald Campbell[3] Total	129,600 28,800 50,000 40,000 45,000 293,400	[4] [4]	1.88 5.02 2.04 3.19 1.52	December 31, 2013 December 31, 2013 December 31, 2013 December 31, 2013 December 31, 2013	Nil Nil Nil Nil Nil
Terry Wetz Total	50,000 31,000 34,000 115,000		2.04 3.19 1.52	May 15, 2014 March 10, 2016 March 8, 2017	Nil Nil Nil
Steve Blower Total	85,000 85,000		1.38	August 31, 2017	Nil
Harold R. Roberts[5]	Nil				Nil

Notes for Outstanding Option-Based Awards:

1.	Option values have been calculated using the closing price of the Shares on the TSX on December 31, 2012 of Cdn$1.23, less the applicable exercise price of the outstanding options. As at December 31, 2012, some of the above options had not fully vested. The above value of unexercised in-the-money options has been computed assuming that all of the options have vested.

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2.	The Company acquired JNR Resources Inc. on January 31, 2013 pursuant to a plan of arrangement. Pursuant to the plan of arrangement, holders of JNR options to acquire JNR shares were issued replacement options to acquire Shares under the Stock Option Plan. Mr. Hochstein was issued an aggregate of 51,100 options to acquire Shares pursuant to the Stock Option Plan in exchange for his JNR options which he held as a director of that company. These options are not included in the table above.
3.	The Board resolved that the options held by employees terminated in connection with the Cost Cuts vest immediately upon termination and expire in accordance with their original terms or December 31, 2013, whichever date is earlier.
4.	Options to acquire shares of DMI, a predecessor of the Company, were originally granted to Mr. Anderson and Mr. Campbell prior to 2006. Following the combination of DMI and IUC, these options were restated as Denison options and now entitle them to acquire the number of Shares noted above.
5.	Mr. Robert’s options to acquire Shares terminated during the financial year as a result of the sale of the U.S. Mining Division to Energy Fuels Inc. on June 29, 2012.

Value Vested or Earned during 2012

The table below sets out information concerning the value of incentive plan awards, including option-based and non-equity incentive plan compensation, vested or earned during the financial year ended December 31, 2012 for each NEO.

Name	Option-based awards – Value vested during the year[1] (Cdn$)	Non-equity incentive plan compensation – Value earned during the year ($)
Ron F. Hochstein	(159,640)	90,027	[2]
James R. Anderson[3]	(293,970)	Nil
Donald Campbell[3]	(85,650)	Nil
Terry Wetz	(25,885)	19,000
Steve Blower	Nil	12,004	[2]
Harold R. Roberts[4]	(57,615)	Nil

Notes for Value Vested or Earned During 2012:

1.	The value vested during the year reflects the aggregate dollar value that would have been realized if the options that vested in 2011 were exercised on their vesting date. Options that had a negative value on their vesting date are included in this calculation.
2.	For Messrs. Hochstein and Blower, compensation was paid in Cdn$ and translated into US$ using an average annual exchange rate of 0.9997.
3.	The Board resolved that the options held by employees terminated in connection with the Cost Cuts vest immediately upon termination and expiry in accordance with their original terms or December 31, 2013, which date is earlier.
4.	Mr. Robert’s options to acquire Shares all terminated during the financial year as a result of the sale of the U.S. Mining Division to Energy Fuels Inc. on June 29, 2012.

Loans to Executives

As of March 20, 2013, Denison and its subsidiaries had no loans outstanding to any current or former NEOs, except routine indebtedness as defined under Canadian securities laws.

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Compensation on Termination

All NEOs have or had written employment agreements with Denison, which set out their rights in the event of termination without cause.

Subject to a specific provision in an NEO employment agreement, all options held by directors and employees of the Company vest immediately following a change of control, which is defined in the Stock Option Plan as the acquisition of 30% or more of the then outstanding Shares or a sale by the Company of substantially all of its assets. All options are then exercisable for a period of 60 days following the close of any such transaction.

Termination Payouts for Current NEOs

At the end of 2012, Messrs. Hochstein, Blower and Wetz were employed by the Company. Messrs. Anderson, Campbell and Roberts were no longer employed by Denison on December 31, 2012 and their actual termination payouts are discussed below under “Termination Payouts for Departed NEOs”.

The employment agreements of Messrs. Hochstein and Blower entitle each executive to treat his contract as terminated and to receive respective separation payments outlined below upon the occurrence of a “Good Reason”. In each contract, a Good Reason means:

•	a reduction in the executive’s salary;

•	a material alteration in the scope of the executive’s duties¸ his responsibilities or his reporting relationship;

•	requiring the executive to be based in a different location; or

•	a “change of control” of the Company. A “change of control” means the acquisition of 50% of the Shares by any holder, a change in the composition of a majority of the Board upon the occurrence of a change of control or the approval by the Shareholders of a business arrangement not approved by the Board which results in the Shareholders not holding more than 50% of the Shares; the liquidation, dissolution or winding up of the Company; or the sale, lease or other disposition of all or substantially all of the assets of the Company.

Ron Hochstein	In the event that Mr. Hochstein’s employment is terminated for a reason other than just cause or in the event of a Good Reason, he will be entitled to a payment equal to his salary for 30 months (“CEO Notice Payment”) and a bonus payment in an amount equal to the bonus payment earned by him for the fiscal year ending immediately prior to the effective date of termination. In addition, Mr. Hochstein will be entitled to a payment equivalent to 19% of the CEO Notice Payment in lieu of benefits. Finally, if Mr. Hochstein’s employment is terminated for a reason other than just cause, any of Mr. Hochstein’s unvested stock options will automatically vest and all of his options will be exercisable for a 90-day period.

Steve Blower	In the event that Mr. Blower’s employment is terminated for a reason other than just cause or in the event of a Good Reason, he will be entitled to a payment equal to his salary for 18 months and a bonus payment in an amount equal to the bonus payment earned by him for the fiscal year ending immediately prior to the effective date of termination. Finally, if Mr. Blower’s employment is terminated for a reason other than just cause, any of Mr. Blower’s unvested stock options will automatically vest and all of his options will be exercisable for a 90-day period.

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Mr. Wetz’s termination rights depend on whether he is terminated before or after February 1, 2014. If he is terminated before that date for a reason other than just cause, he will be entitled to a payment equal to his salary for 18 months. If he is terminated after February 1, 2014, his severance payment is reduced to an amount equal to his salary for three months. In any event, Denison will be obligated to pay for the continuation of his benefits until his 65th birthday (approximately 16 months from the date of this Circular). In the event of a change of control of the Company, as defined in Mr. Wetz’s agreement, Mr. Wetz has the option to resign from his position and receive a payment equal to his salary for 18 months and to receive a lump sum equal to the cost of his benefit coverage as outlined above.

The table below is a summary of the compensation that would have been paid to the current NEOs if any of them had been terminated on December 31, 2012 and includes situations of termination without cause and termination without cause in the event of a change of control.

Name	Separation Pay ($)	Bonus Payment ($)	Value of Options[1] ($)		Payment in lieu of Benefits ($)		Total ($)
Ron F. Hochstein[2]
• Termination without cause	850,255	60,318	7,036	[3]	161,548		1,079,157
• Termination without cause in the event of a change of control	850,255	60,318	7,036	[3]	161,548		1,079,157
Steve Blower[2]
• Termination without cause	352,606	Nil	Nil	[3]	Nil		352,606
• Termination without cause in the event of a change of control	352,606	Nil	Nil	[3]	Nil		352,606
Terry Wetz
• Termination without cause	307,500	Nil	Nil		18,296	[4]	325,796
• Termination without cause in the event of a change of control	307,500	Nil	Nil		18,296	[4]	325,796

Notes to Termination Payouts:

1.	Option values have been calculated using the closing price of the Shares on the TSX on December 31, 2012 of Cdn$1.23, less the applicable exercise price of the outstanding options. Amounts have been translated into US$ using the December 31, 2012 closing exchange rate of 0.9949 for illustrative purposes.
2.	Amounts would be payable in Cdn$, and have been translated into US$ using average an annual exchange rate of 0.9997 for 2012 for illustrative purposes.
3.	All options vest immediately if employment is terminated for a reason other than just cause or a Good Reason and are exercisable for a 90-day period. The value shown represents the incremental value of the NEOs’ unvested options as at December 31, 2012.
4.	This is an estimate of the obligation to continue Mr. Wetz’s benefits until his 65th birthday.

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Termination Payouts for Departed NEOs

Messrs. Anderson, Campbell and Roberts were no longer employed by Denison on December 31, 2012. Accordingly, they received the following severance payments during the fiscal year. These amounts have been included as “All Other Compensation” in the Summary Compensation Table found on page 42 of this Circular.

James Anderson	Mr. Anderson’s resigned from his position as Executive Vice President and Chief Financial Officer on December 31, 2012. Because his resignation was characterized as a termination for a reason other than just cause under this contract, Mr. Anderson received a payment equal to his salary for 24 months (Cdn$592,800), a payment in an amount equal to his prior year’s bonus payment (Cdn$44,100), a payment in lieu of benefits calculated as 19% of the notice payment (Cdn$112,630) and a payment of account of a full and final release (Cdn$6,630).

Donald Campbell	Mr. Campbell resigned from his position as Vice President Commercial on December 31, 2012. His resignation was also characterized as a termination for a reason other than just cause. Accordingly, Mr. Campbell received a payment in an amount equal to his salary and benefits for 7.3 months (Cdn$104,275) and a payment of account of a full and final release (Cdn$6,150).

Harold Roberts	Mr. Robert’s employment agreement was renewable each year for a one year term. Mr. Roberts was entitled to a severance payment equal to three months’ salary in the event he is terminated by the Company for any reason not related to cause. Mr. Robert’s employment agreement did not provide for any payment upon a change of control of the Company. Accordingly, no amounts were paid to Mr. Roberts upon the sale of the U.S. Mining Division to Energy Fuels Inc. on June 29, 2012.

Additional Information

Additional information relating to the Company is available on Denison’s website at www.denisonmines.com, on SEDAR under the Company’s profile at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial information related to the Company is contained in the Company’s financial statements and related management’s discussion and analysis for its most recently completed financial year.

You may request a printed copy of the following documents free of charge by writing to the Corporate Secretary of the Company at 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2:

•	The Company’s 2012 Annual Report, containing the Company’s consolidated financial statements and related management’s discussion and analysis for its year ended December 31, 2012;

•	Any subsequently quarterly report; or

•	The Company’s most recent Annual Information Form or Form 40-F.

Approval

The contents and the sending of this Circular to Shareholders, the directors and the auditor of the Company have been approved by the Board.

By Order of the Board of Directors,

Ron F. Hochstein President and Chief Executive Officer

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APPENDIX A

DENISON MINES CORP.

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Denison Mines Corp. (hereinafter called the “Corporation”) as follows:

ADVANCE NOTICE OF

NOMINATIONS OF DIRECTORS

1. The Amended and Restated By-law No. 1 of the Corporation is hereby amended by adding the following thereto as section 3.03A, following section 3.03 and preceding section 3.04:

3.03A Nomination of Directors. Subject only to the Act and the articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, (a) by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting, (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act or (c) by any person (a “Nominating Shareholder”) (i) who, at the close of business on the date of the giving of the notice provided for below in this section 3.03A and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (ii) who complies with the notice procedures set forth below in this section 3.03A:

(a)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the principal executive offices of the Corporation in accordance with this section 3.03A.

(b)

To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made (i) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and (ii) in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this paragraph (b). In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(c)

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth (i) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residential address of the person, (B) the principal occupation(s) or employment(s) of the person, (C) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and (ii) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(d)	No person shall be eligible for election as a director unless nominated in accordance with the provisions of this section 3.03A; provided, however, that nothing in this section 3.03A shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(e)	For purposes of this section 3.03A, (i) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (ii) “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(f)	Notwithstanding any other provision of Amended and Restated By-law No. 1, notice given to the Secretary of the Corporation pursuant to this section 3.03A may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(g)	Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this section 3.03A.

2. The Amended and Restated By-law No. 1, as amended from time to time, and this amendment shall be read together and shall have effect, so far as practicable, as though all the provisions thereof were contained in one by-law of the Corporation. All terms contained in this by-law amendment which are defined in the Amended and Restated By-law No. 1, as amended from time to time, shall for all purposes hereof have the meanings given to such terms in the said Amended and Restated By-law No. 1 unless expressly stated otherwise or the context otherwise requires.

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2013 DENISON MANAGEMENT INFORMATION CIRCULAR

This amendment to the Amended and Restated By-law No. 1of the Corporation shall come into force upon being passed by the directors in accordance with the Act.

MADE by the board this 7th day of March, 2013.

WITNESS the seal of the Corporation.

“Ron. F. Hochstein”	“Sheila Colman”
Ron F. Hochstein	Sheila Colman
President and Chief Executive Officer	Canadian Counsel and Corporate Secretary

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APPENDIX B

DENISON MINES CORP.

SHARE OPTION PLAN

(As amended by the Corporation’s Board of Directors on March 7, 2013 and approved by the Corporation’s shareholders on •.)

ARTICLE 1

Purpose of Plan

1.1 The purpose of the Plan is to attract, retain and motivate persons as directors, officers, key employees and consultants of the Corporation and its Subsidiaries and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

ARTICLE 2

Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

2.1 Board means the board of directors of the Corporation or, if established and duly authorized to act, the Executive Committee or another Committee appointed for such purpose by the board of directors of the Corporation;

2.2 Business Day means any day, other than a Saturday or a Sunday, on which the Exchange is open for trading;

2.3 Code means the U.S. Internal Revenue Code of 1986, as amended;

2.4 Consultant means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Corporation or any Subsidiary has a contract for substantial services;

2.5 Corporation means DENISON MINES CORP. and includes any successor corporation thereto;

2.6 Eligible Person means any director, officer, employee (part-time or full-time) or Consultant of the Corporation or any Subsidiary or any employee of any management company providing services to the Corporation;

2.7 Exchange means The Toronto Stock Exchange and, where the context permits, any other exchange on which the Shares are or may be listed from time to time;

2.8 Incentive Stock Option means an Option to purchase Shares granted under Article 5 with the intention that it qualify as an “incentive stock option” as that term is defined in Section 422 of the Code;

2.9 Insider means:

(a)	an insider as defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; and

(b)	an associate as defined under Section 1(1) of the Securities Act (Ontario) of any person who is an insider by virtue of (a) above;

2.10 Market Price at any date in respect of the Shares shall be the greatest closing price of such Shares on any Exchange on the last trading day preceding the date on which the Option is granted by the Board (or, if such Shares are not then listed and posted for trading on the Exchange, on such stock exchange in Canada on which the Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

2.11 Nonqualified Stock Option means an Option to purchase Shares granted under Article 5 other than an Incentive Stock Option;

2.12 Option means an option to purchase Shares granted under the Plan;

2.13 Option Price means the price per Share at which Shares may be purchased under the Option, as the same may be adjusted from time to time in accordance with Article 8;

2.14 Optionee means an Eligible Person to whom an Option has been granted;

2.15 Person means an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Business Corporations Act (Ontario);

2.16 Plan means the Corporation’s Share Option Plan, as the same may be amended or varied from time to time;

2.17 Share Compensation Arrangement means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

2.18 Shares means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

2.19 Subsidiary means any corporation which is a subsidiary as such term is defined in subsection 1(2) of the Business Corporations Act, Ontario (as such provision is from time to time amended, varied or re-enacted) of the Corporation.

ARTICLE 3

Administration of the Plan

3.1 The Plan shall be administered in accordance with the rules and policies of the Exchange in respect of employee stock option plans by the Board. The Board shall receive recommendations of the Compensation Committee and shall determine and designate from time to time those directors, officers, employees and Consultants of the Corporation or its Subsidiaries and those employees of management companies providing services to the Corporation to whom an Option should be granted and the number of Shares, which will be optioned from time to time to any individual and the terms and conditions of the grant.

3.2 The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)	to establish policies and to adopt, prescribe, amend or vary rules and regulations for carrying out the purposes, provisions and administration of the Plan and make all other determinations necessary or advisable for its administration;

(b)	to interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes;

(c)	to determine which Eligible Persons are granted Options and to grant Options;

(d)	to determine the number of Shares covered by each Option;

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(e)	to determine the Option Price;

(f)	to determine the time or times when Options will be granted and exercisable;

(g)	to determine if the Shares which are subject to an Option will be subject to any restrictions upon the exercise of such Option; and

(h)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options which initially shall be substantially in the form annexed hereto as Schedule A.

ARTICLE 4

Shares Subject to the Plan

4.1 Options may be granted in respect of authorized and unissued Shares provided that, subject to increase by the Board, the receipt of the approval of the Exchange and the approval of shareholders of the Corporation, the maximum aggregate number of Shares reserved by the Corporation for issuance and which may be purchased upon the exercise of all Options granted under this Plan shall not exceed 10% of the issued and outstanding shares of the Corporation from time to time, up to a maximum of 39,670,000 Shares. Shares in respect of which Options are not exercised and subsequently expire or are terminated, unexercised shall be available for subsequent Options under the Plan. No fractional Shares may be purchased or issued under the Plan.

ARTICLE 5

Eligibility; Grant; Terms of Options

5.1 Options may be granted to Eligible Persons and may consist of Incentive Stock Options and/or Nonqualified Stock Options. Notwithstanding the foregoing, only employees of the Corporation or one of its Subsidiaries that is also a subsidiary corporation (as defined in Section 422 of the Code) may be granted Incentive Stock Options.

5.2 Options may be granted by the the Board pursuant to the recommendations of the Compensation Committee of the Board of Directors from time to time.

5.3 Subject to the provisions of this Plan, the number of Shares subject to each Option, the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board. At no time shall the period during which an Option shall be exercisable exceed 10 years.

5.4 In the event that no specific determination is made by the Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a)	the period during which an Option shall be exercisable shall be 10 years from the date the Option is granted to the Optionee;

(b)	an Option will vest in three equal parts, 1/3 in twelve months, 1/3 in 24 months and 1/3 in 36 months following the grant date; and

(c)	to the extent that the Option Price of Shares (determined on the date of grant) with respect to which Incentive Stock Options are exercisable for the first time during any calendar year (under the Plan and all other stock option plans of the Corporation) exceeds US$100,000, such portion in excess of US$100,000 shall be treated as a Nonqualified Stock Option.

5.5 The Option Price of Shares which are the subject of any Option shall in no circumstances be lower than the Market Price of the Shares at the date of the grant of the Option.

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5.6 The maximum number of Shares which may be reserved for issuance to Insiders under the Plan or under any other Share Compensation Arrangement shall be 10% of the Shares outstanding at the date of the grant (on a non-diluted basis).

5.7 The maximum number of Shares which may be issued to all Insiders under the Plan and any other Share Compensation Arrangement in any 12 month period shall be 10% of the Shares outstanding at the date of the issuance (on a non-diluted basis).

5.8 Any entitlement to acquire Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the Optionee becoming an Insider shall be excluded for the purposes of the limits set out in 5.6 and 5.7 above.

5.9 An Option is personal to the Optionee and is non-assignable.

5.10 All references in the Plan to “the Shares outstanding at the date of the issuance” shall mean that number of Shares determined on the basis of the number of Shares that are outstanding immediately prior to the share issuance in question, excluding Shares issued pursuant to any Share Compensation Arrangement over the preceding one year period.

ARTICLE 6

Exercise of Options

6.1 Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Shares to be purchased. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

6.2 The exercise price for Shares purchased under an Option shall be paid in full to the Corporation by delivery of consideration in an amount equal to the Option Price. Such consideration must be paid in cash or by cheque or, unless the Board in its sole discretion determines otherwise, either at the time the Option is granted or at any time before it is exercised, a combination of cash and/or cheque (if any). The Corporation may permit an Optionee to elect to pay the Option Price by authorizing a third party to sell Shares (or a sufficient portion of such Shares) acquired upon exercise of the Option and remit to the Corporation a sufficient portion of the sale proceeds to pay the entire Option Price and any tax withholding resulting from such exercise. In addition, the Option Price for Shares purchased under an Option may be paid, either singly or in combination with one or more of the alternative forms of payment authorized by this Section 6.2, by such other consideration as the Board may permit. Notwithstanding the foregoing, if the Board decides to grant stock appreciation rights, such rights shall be subject to the applicable approvals provided for in Section 9.1.

6.3 Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)	completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the listing of such Shares on the Exchange, if applicable; and

(c)	the receipt from the Optionee of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Corporation or its counsel reasonably determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on the Exchange.

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ARTICLE 7

Termination of Employment; Death

7.1 Subject to Section 7.2 and 7.3 and any express resolution passed by the Board with respect to an Option, an Option, and all rights to purchase pursuant thereto, shall expire and terminate 30 days following the date upon which the Optionee ceases to be a director, officer or a part-time or full-time employee of the Corporation or of any Subsidiary. The entitlement of a Consultant to Options including the termination thereof shall be in accordance with the terms of the consulting agreement entered into between the Corporation or the Subsidiary and the Consultant, provided that in no event shall the Options of any Consultant continue to be outstanding 30 days following the date upon which the consulting agreement between the Consultant and the Corporation or the Subsidiary is terminated.

7.2 In the event an officer or a part-time or full-time employee of the Corporation or of any Subsidiary is terminated for “cause”, an Option, and all rights to purchase pursuant thereto, shall expire and terminate immediately on the date upon which the Optionee is terminated.

7.3 If, before the expiry of an Option in accordance with the terms thereof, the employment of the Optionee with the Corporation or with any Subsidiary shall terminate, in either case by reason of the death of the Optionee, such Option may, subject to the terms thereof and any other terms of the Plan, be exercised by the legal representative(s) of the estate of the Optionee at any time during the first year following the death of the Optionee (but prior to the expiry of the Option in accordance with the terms thereof) but only to the extent that the Optionee was entitled to exercise such Option at the date of the termination of the Optionee’s employment.

7.4 Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director where the Optionee continues to be employed by the Corporation or any Subsidiary or continues to be a director or officer of, the Corporation or any Subsidiary.

7.5 Notwithstanding the foregoing, if at any time except in the case of an expiry pursuant to Section 7.2, the expiry of the term of an Option should be determined to occur either during a period in which the trading of shares by the Optionee is restricted under the Corporation’s disclosure policy or other policy of the Corporation or within ten business days following such a period, then the expiry date of such Option shall be automatically extended to the tenth trading day following the date the relevant black-out period or other trading restriction imposed by the Corporation is lifted, terminated or removed.

ARTICLE 8

Change in Control and Certain Adjustments

8.1 Notwithstanding any other provision of this Plan in the event that the Corporation receives an offer (the Offer) for:

(a)	the acquisition by any Person of Shares or rights or options to acquire Shares of the Corporation or securities which are convertible into Shares of the Corporation or any combination thereof such that after the completion of such acquisition such Person would be entitled to exercise 30% or more of the votes entitled to be cast at a meeting of the shareholders; or

(b)	the sale by the Corporation of all or substantially all of the property or assets of the Corporation;

then notwithstanding that at the effective time of the Offer the Optionee may not be entitled to all the Shares granted by the Option, the Optionee shall be entitled to exercise the Options to the full amount of the Shares remaining at that time from the date of the Offer to the date of 60 days following the close of any such transaction. If such transaction is not completed within 90 days of the date of the Offer and the Optionee has not so exercised that portion of the Option relating to Shares to which the Optionee would not otherwise be entitled, this provision shall cease to apply to the Offer.

8.2 Appropriate adjustments with respect to Options granted or to be granted, in the number of Shares optioned and in the Option Price, shall be made by the Board to give effect to adjustments in the number of Shares of the Corporation resulting from subdivisions, consolidations or reclassifications of the Shares of the Corporation, the payment of stock dividends or cash dividends by the Corporation (other than dividends in the ordinary course), the distribution of securities, property or assets by way of dividend or otherwise (other than dividends in the ordinary course), or other relevant changes in the capital stock of the Corporation or the amalgamation or merger of the Corporation with or into any other entity, subsequent to the approval of the Plan by the Board. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Board in its sole discretion, subject to approval by the Shareholders of the Corporation and to acceptance by the Exchange respectively, if applicable.

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ARTICLE 9

Amendment or Discontinuance of Plan

9.1 (a) Board and requisite shareholder and regulatory approval shall be required for any of the following amendments to be made to the Plan:

(i)	any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval.

(ii)	any change to the definition of “Eligible Person” which would have the potential of broadening or increasing insider participation.

(iii)	the addition of any form of financial assistance;

(iv)	any amendment to a financial assistance provision which is more favourable to participants;

(v)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(vi)	the addition of a deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Corporation;

(vii)	discontinuance of the Plan; and

(viii)	any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide, additional benefits to Eligible Persons, especially insiders of the Corporation, at the expense of the Corporation and its existing shareholders.

9.2 (b) The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in section 9.1(a) above including, without limitation:

(i)	amendments of a “housekeeping” nature;

(ii)	a change to the vesting provisions of a security or the Plan;

(iii)	a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; and

(iv)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

9.3 (c) Notwithstanding the provisions of section 9.1(b), the Corporation shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to section 9.1(b), to the extent such approval is required by any applicable laws or regulations (including, without limitation, Section 422 of the Code).

9.4 (d) Notwithstanding all of the foregoing, no amendment to the Plan may alter or impair any of the terms of any Option previously granted to an Optionee under the Plan without the consent of the Optionee.

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9.5 Any change or adjustment to an outstanding Incentive Stock Option shall not, without the consent of the Optionee, be made in a manner so as to constitute a modification that would cause such Incentive Stock Option to fail to continue to qualify as an Incentive Stock Option.

9.6 The Plan will have no fixed expiration date; provided, however, that no Incentive Stock Options may be granted more than 10 years after the earlier of the Plan’s adoption by the Board and approval by the shareholders of the Corporation.

ARTICLE 10

Miscellaneous Provisions

10.1 The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Shares in respect of which the Option is being exercised) and the issuance of Shares by the Corporation.

10.2 Nothing in the Plan or any Option shall confer upon an Optionee any right to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any Subsidiary to terminate the Optionee’s employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Optionee beyond the time which the Optionee would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary, or beyond the time at which the Optionee would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

10.3 To the extent required by law or regulatory policy or necessary to allow Shares issued on exercise of an Option to be free of resale restrictions, the Corporation shall report the grant, exercise or termination of the Option to the Exchange and the appropriate securities regulatory authorities.

10.4 The Corporation may require the Optionee to pay to the Corporation the amount of any withholding taxes that the Corporation is required to withhold with respect to the grant or exercise of any Option. Subject to the Plan and applicable law, the Board may, in its sole discretion, permit the Optionee to satisfy withholding obligations in whole or in part, by paying cash or by electing to have the Corporation withhold Shares in such amounts as are equivalent to the Market Price in order to satisfy the withholding obligation. The Corporation shall have the right to withhold from any Shares issuable pursuant to an Option or from any cash amounts otherwise due or to become due from the Corporation to the Optionee an amount equal to such taxes, and such withheld Shares shall be cancelled if required by any applicable law or regulatory authority. The Corporation may also deduct from any Option any other amounts due from the Optionee to the Corporation. For the purposes of this Section 10.4, all references to the Corporation shall be deemed to include references to a Subsidiary where the context permits.

ARTICLE 11

Shareholder and Regulatory Approval

11.1 The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation in accordance with the Business Corporations Act, Ontario, and to acceptance by the Exchange, if applicable. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given, and no such Options may be exercised unless such approval and acceptance is given.

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APPENDIX C

MANDATE OF THE BOARD, POSITION DESCRIPTIONS

AND LIMITS TO MANAGEMENT’S RESPONSIBILITIES

The Board of Directors of Denison Mines Corp. recognizes the importance of adopting a written mandate and for developing position descriptions for the Board, the Chair of the Board, the Chair of each Committee of the Board and the Chief Executive Officer (“CEO”), involving the definition of the limits to management’s responsibilities, and has adopted the following amended terms of reference effective the 7th day of March 2013.

1. MANDATE AND POSITION DESCRIPTION FOR THE BOARD

(a) The Board has adopted the following mandate in which it explicitly acknowledges responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, responsibility for the following matters:

(i)	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(ii)	adoption of a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(iii)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

(iv)	succession planning, including appointing, training and monitoring senior management;

(v)	adopting a communications policy for the Corporation; and

(vi)	the Corporation’s internal control and management information systems.

(b) The Board takes its responsibilities very seriously and expects that all directors will participate in Board and Committee meetings on a regular basis, to the extent reasonably practicable, and will review all meeting materials in advance of each meeting. Attendance of directors shall be taken at each Board meeting by the Corporate Secretary or Assistant Corporate Secretary.

(c) At all times, a majority of the Board will satisfy the independence requirements set out by the Canadian Securities Administrators in National Policy 58-201 and any other applicable laws and regulations as the same may be amended from time to time. The independent directors shall meet once per year to discuss the Corporation’s matters.

(d) The Corporation, together with its subsidiaries, is committed to conducting its business in compliance with the law and the highest ethical standards, and to the highest standards of openness, honesty and accountability that its various stakeholders are entitled to expect. The Audit Committee of the Board has established a Policy and Procedures for the Receipt, Retention and Treatment of Complaints Regarding Accounting or Auditing Matters, and the Corporation has established a Code of Ethics for Directors, Officers and Employees, which establishes procedures for directors, officers and employees to report any concerns or questions they may have about violations of the Code or any laws, rules or regulations. In addition, the Board will consider adopting other measures for receiving feedback from stakeholders if at any time the Board or its independent directors consider the foregoing to be inadequate.

(e) All new directors will receive a comprehensive orientation. This orientation may vary from director to director, depending on his or her expertise and past experience, but in each case will be sufficient to ensure that each director fully understands the role of the Board and its committees, the contribution individual directors are expected to make (including the commitment of time and resources that is expected) and an understanding of the nature and operation of the Corporation’s business.

(f) The Board will provide continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Corporation’s business remains current.

(g) Prior to nominating or appointing individuals as directors, the Board will consider the advice and input of the Corporate Governance and Nominating Committee on all relevant matters, including:

(i)	the appropriate size of the Board, with a view to facilitating effective decision making;

(ii)	what competencies and skills the Board, as a whole, should possess; and

(iii)	what competencies and skills each existing director possesses.

2. POSITION DESCRIPTIONS FOR THE CHAIR OF THE BOARD, THE LEAD DIRECTOR, AND THE CHAIR OF BOARD COMMITTEES AND THE CEO

(a) Where the Chair of the Board is not an independent director, in accordance with paragraph 1(c) of this Mandate and upon recommendation of the Corporate Governance and Nominating Committee, the Board will appoint from among the independent directors, a Lead Director to serve as such until the next meeting of shareholders where directors are elected, unless otherwise removed by resolution of the Board of Directors.

(b) The Chair of the Board, if independent, or the Lead Director will:

(i)	act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties;

(ii)	provide leadership for the Board’s independent directors;

(iii)	organize the Board to function independently of management, and ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between the Board and management responsibilities are clearly understood and respected;

(iv)	ensure that the Board has an opportunity to meet without members of management, regularly, and without non-independent directors at least once per year;

(v)	determine, in consultation with the Board and management, the time and places of the meetings of the Board;

(vi)	manage the affairs of the Board, including ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities and mandates, where appropriate, through its duly appointed committees, including:

•	ensuring that the Board works as a cohesive team and providing the leadership essential for this purpose;

•	ensuring that the resources available to the Board (in particular timely and relevant information) are adequate to support its work;

•	ensuring that a process is in place by which the effectiveness of the Board and its committees is assessed on a regular basis;

•	ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the board and committees is assessed on a regular basis: and

•	ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board.

(vii)	ensure that the Board has a succession planning process is in place to appoint the Chief Executive Officer and other members of management when necessary;

(viii)	co-ordinate with management and the Corporate Secretary or Assistant Corporate Secretary to ensure that matters to be considered by the Board are properly presented and given the appropriate opportunity for discussion;

(ix)	preside as chair of each meeting of the Board;

(x)	communicate with all members of the Board to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Board; and

(xi)	act as liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner, which will involve working with the Chief Executive Officer to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues and that the Corporation is building a healthy governance culture.

The Chair of the Board or the Lead Director may, as the case may be, delegate or share, where appropriate, certain of these responsibilities with any committee of the Board.

(c) Any special responsibilities and authorities of the Chair of any committee of the Board will be set out in the Terms of Reference/Mandate for the Committee. In general, the Chair of a Committee shall lead and oversee the Committee to ensure that it fulfills its mandate as set out in the Committee’s Terms of Reference/Mandate. In particular, the Chair shall:

(i)	organize the Committee to function independently of management, unless specifically provided otherwise in the Committee’s Mandate;

(ii)	ensure that the Committee has an opportunity to meet without members of management as necessary;

(iii)	determine, in consultation with the Committee and management, the time and places of the meetings of the Committee;

(iv)	manage the affairs of the Committee, including ensuring that the Committee is organized properly, functions effectively and meets its obligations and responsibilities;

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(v)	co-ordinate with management and the Secretary to the Committee to ensure that matters to be considered by the Committee are properly presented and given the appropriate opportunity for discussion;

(vi)	provide advice and counsel to the CEO and other senior members of management in the areas covered by the Committee’s mandate;

(vii)	preside as chair of each meeting of the Committee; and

(viii)	communicate with all members of the Committee to co-ordinate their input, ensure their accountability and provide for the effectiveness of the Committee.

(d) The CEO, subject to the authority of the Board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the Board may specify, from time to time. These responsibilities shall include making recommendations to the Board regarding the implementation, performance and monitoring, as the case may be, of each of the items referred to in paragraphs 2(b)(i) to (b)(viii) of this mandate and ensuring that procedures are in place and followed by the Corporation so that each of those items and any other requirement of the Board is implemented, performed and monitored in a prudent and responsible manner in accordance with the determinations of the Board. The Board will develop and approve periodically, as the Board considers necessary, the corporate goals and objectives that the CEO is responsible for meeting.

3. LIMITS ON THE CEO’S AUTHORITY

(a) Unless specifically instructed otherwise by the Board, and except as set out in Section 127(3) of the Ontario Business Corporations Act (the “OBCA”), the CEO of the Corporation has the responsibility and authority to transact any business or approve any matter:

(i)	in the ordinary course of business of the Corporation; and

(ii)	that is not in the ordinary course of business of the Corporation, but that is not likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Corporation; and

(b) In addition to those matters referred to in Section 127(3) of the OBCA, Board approval is required with respect to any business or matter that is not in the ordinary course of business of the Corporation and that is likely to result in a material change, within the meaning of the Ontario Securities Act, with respect to the Corporation.

2013 DENISON MANAGEMENT INFORMATION CIRCULAR